

ANNUAL REPORT

CRAVEWORTHY BRANDS

CRAVEWORTHY LLC
(A NEVADA LIMITED LIABILITY COMPANY)
755 Schneider Drive
South Elgin, Illinois 60177
www.craveworthybrands.com

In this Annual Report the term "Craveworthy" "the Company," "we," or "us" refers to Craveworthy LLC.

The Company, having offered and sold securities called "Class A Units" pursuant to Regulation Crowdfunding under the Securities Act of 1933, as amended (the "Securities Act") is filing this annual report pursuant to Rule 202 of Regulation Crowdfunding for the fiscal year ended December 31, 2023. "Class A Units" are securities which gives investors the right to receive a portion of the revenue generated by Craveworthy. The investment was made through Craveworthy CF SPV LLC, a special purpose investment vehicle exempt from registration under the Investment Company Act pursuant to Rule 270.3a-9 promulgated under the Securities Act of 1933 (the "Co-Issuer"). This annual report also covers the SPV, the co-issuer in that offering. A copy of this report may be found on the Company's website at www.craveworthybrands.com/investorrelations.

FORWARD-LOOKING STATEMENTS

This report may contain forward-looking statements and information relating to, among other things, the Company, its business plan and strategy, and its industry. These forward-looking statements are based on the beliefs of, assumptions made by, and information currently available to the Company's management. When used in this report, the words "estimate," "project," "believe," "anticipate," "intend," "expect" and similar expressions are intended to identify forward-looking statements, which constitute forward looking statements. These statements reflect management's current views with respect to future events and are subject to risks and uncertainties that could cause the Company's actual results to differ materially from those contained in the forward-looking statements. You are cautioned not to place undue reliance on these forward-looking statements, which speak only as of the date on which they are made. The Company does not undertake any obligation to revise or update these forward-looking statements to reflect events or circumstances after such date or to reflect the occurrence of unanticipated events.

DESCRIPTION OF BUSINESS

Overview

Craveworthy LLC, a Nevada Limited Liability Company, (the "Company" or "Craveworthy") was organized on December 19, 2022 with a vision to implement our seasoned organizational and leadership strategies to: (i) create new and emerging restaurant brands, (ii) develop mid-size, underdeveloped restaurant brands, (iii) supercharge the growth of all restaurant brands acquired and (iv) revitalize established legacy brands in the fast casual dining space.

Specifically, Craveworthy acquires legacy, emerging, and virtual restaurant brands in the fast casual restaurant space. Acquiring a brand can mean either owning the restaurant itself or owning the rights to franchise a brand. The Company wholly owns each of the brands listed below with the exception of Soom Soom, where the Company owns 50% of the franchising rights of the brand. When determining whether to acquire a new brand Craveworthy looks to the following factors:

- Number of locations including Company owned and franchised locations.
- Quality of food and price point.
- Size/footprint of existing restaurants.
- Expertise of target's management team.
- Financial history.
- Valuation.

Upon acquisition of a brand, Craveworthy may do some or all of the following:
- Open Craveworthy owned restaurants of the specific brand.
- Sell franchise locations for a brand.
- Open virtual kitchens.
- Leverage in-house skills by providing shared services to enable efficient operations.

Investments in our Regulation CF offering are being made through Craveworthy CF SPV, LLC, a special purpose investment vehicle exempt from registration under the Investment Company Act.

Brands

The brands that Craveworthy has acquired are categorized as either an emerging brand, a legacy brand or a virtual brand.

- Emerging brands: An emerging brand typically has less than 50 locations and has potential to scale.
- Legacy brands: A legacy brand is a brand that has a larger following and longer brand history than emerging brands.
- Virtual brands: Virtual brands are brands that operate as virtual restaurants, also known as ghost restaurants. They are online only restaurants that serve customers exclusively through delivery. They do not have dine-in or pickup options.

As of the date of this report, the Craveworthy platform consists of ten brands. Below are the statistics relating to each of those brands.

BRAND	TYPE OF BRAND	DESCRIPTION	NUMBER OF COMPANY OPERATED RESTAURANTS	NUMBER OF FRANCHISE LOCATIONS	NUMBER OF GHOST KITCHENS	NUMBER OF STORES IN DEVELOPENT



WING IT ON! CHICKEN LIKE A CHAMP!	EMERGING BRAND	Buffalo chicken wings, tenders, dumplings, and sandwiches along with our customizable fries and unique sides.	1	11	0	18
krafted BURGER BAR + TAP	EMERGING BRAND	Chef curated burger bar.	2	0	0	0
THE BUDLONG SOUTHERN CHICKEN	EMERGING BRAND	Nashville hot chicken concept.	4	0	0	3
Lucky Cat POKE CO.	VIRTUAL BRANDS	Fast casual poke.	1	0	42	0
GENGHIS GRILL STIR-FRIED BOWLS	LEGACY BRAND	Create-your-own bowl concept. Guests are invited to create their perfect bowl from over 80+ premium proteins, signature spices & sauces and hand-cut veggies.	28	16	0	24
BD's MONGOLIAN GRILL	LEGACY BRAND	Asian stir-fry concept with elevated culinary experience.	6	10	0	0
FLAT TOP GRILL™	LEGACY BRAND	Elevated Asian fusion with flat top grill style cooking.	3	0	0	0
SOOM SOOM (1)	EMERGING BRAND	Mediterranean food.	0	0	0	0

















Scramblin' EDS BREAKFAST IN A JIFFY! (2)	VIRTUAL BRAND	Breakfast sandwiches, wraps and bowls.	0	0	0	1
PASTIZZA ESTD PIZZA & PASTA 2023 (3)	VIRTUAL BRAND	Italian favorites.	0	0	0	1



(1) The Company intends to begin selling franchise locations for Soom Soom during the first half of 2024. The goal is to sell 25 franchise locations by December 31, 2024.
(2) The Company has not yet filed organizational documents for this entity. The Company intends to file organizational documents during Q2 2024. There are no current operations for this entity.
(3) The Company has not yet filed organizational documents for this entity. The Company intends to file organizational documents during Q2 2024. There are no current operations for this entity.

Locations

In total, the Company has 37 franchise locations, 45 Company operated locations and 42 virtual restaurants as of the date of this report.

Subsidiaries

The organizational chart below provides an overview of our subsidiaries.



Craveworthy LLC Ownership Structure
Craveworthy LLC
20%
Dirty Dough Enterprises, Inc
100%
DK Group 2008, Inc.
100%
Grill Group 2017, LLC
100%
The Budlong Franchise LLC (OpCo)
100%
The Budlong Franchise Nevada LLC
100%
WIO Ops LLC (OpCo)
100%
WIO Franchising LLC
50%
Soom Soom Franchising LLC
100%
Krafted Burgers Franchise LLC
100%
The Lucky Cat Poke Company LLC
DK Flat Top Grill, LLC
Mongolian Operating Company, LLC
BD's Mongolian Grill Franchise LLC
Grill Operations 2017, LLC
Genghis Grill Franchise LLC

Subsidiaries

SUBSIDIARY	ACQUISITION OR ORGANIZATION DATE	NUMBER OF PART-TIME EMPLOYEES	NUMBER OF FULL TIME EMPLOYEES
WIO Ops LLC	January 25, 2023 (acquired)	6	1
WIO Franchising LLC	January 25, 2023 (acquired)	0	0
Krafted Burgers Franchise LLC	January 4, 2023 (acquired)	18	7
Lucky Cat Poke Company, LLC	January 4, 2023 (acquired)	0	0
Budlong Franchise LLC	January 4, 2023 (acquired)	38	10
Budlong Franchise Nevada LLC	January 4, 2023 (acquired)	0	0
Grill Group 2017, LLC	August 1, 2023 (acquired)	361	63
Grill Operations 2017, LLC	August 1, 2023 (acquired)	0	0
Genghis Grill Franchise LLC	August 1, 2023 (acquired)	0	0
DK Group 2008, Inc.	August 1, 2023 (acquired)	0	0
DK Flat Top Grill, LLC	August 1, 2023 (acquired)	69	10
Mongolian Operating Company, LLC	August 1, 2023 (acquired)	133	11
BD's Mongolian Grill Franchise LLC	August 1, 2023 (acquired)	0	0
Soom Soom Franchising LLC	September 27, 2023 (organized)	0	0
TOTAL PART TIME EMPLOYEES: 625			
TOTAL FULL TIME EMPLOYEES: 102*			
TOTAL EMPLOYEES: 727*			

*1 Full time employee at Craveworthy LLC

Acquisition Strategy

When determining whether to acquire a new brand the Company looks to the following factors:
- Number of locations including company owned and franchised locations.
- Quality of food and price point.
- Size/footprint of existing restaurants.
- Expertise of target's management team.
- Financial history.
- Valuation.

Material Agreements

Management Services Agreement
Capitalized terms not otherwise defined in this section shall have the meaning ascribed to them in the MS Agreement (defined below).

On January 1, 2023, the Company and Wildcat Investments, L.L.C., an Illinois limited liability company ("Wildcat"), RCS Holdings LLC, an Illinois limited liability company ("RCS") and FG Merchant Partners, LP, a Delaware limited partnership ("FG" and together with Wildcat and RCS, collectively the "Management Companies") entered into a Management Services Agreement (the "MS Agreement").

Pursuant to the terms of the MS Agreement, the Management Companies will provide advisory, consulting, and other services to the Company. In return the Management Companies will receive the following fees:

Upon the consummation of a Third-Party Sale of the Company on or after the one-year anniversary of the Effective Date the aggregate Fee shall be equal to ten percent (10%) of the total net value of all consideration received by the Company or its equity owners (whether cash, stock, other property or a combination thereof) in a Third-Party Sale, after deduction of all legal and investment banking fees and any other transaction expenses payable by the Company or the shareholders to consummate the Third-Party Sale. The Fee shall be due and payable immediately following the consummation of the Third-Party Sale. The aggregate Fee shall be allocated among the Management Companies as follows: (i) Wildcat: 34.86% of the aggregate Fee, (ii) RCS: 30.85% of the aggregate Fee, and (iii) FG: 34.29% of the aggregate Fee.

Grill Group: Restaurant Management Agreement

Capitalized terms not otherwise defined in this section shall have the meaning ascribed to them in the RM Agreement (defined below).

On January 1, 2023, Craveworthy Brands and Grill Group 2017, LLC ("Grill Group") entered into the Restaurant Management Agreement ("RM Agreement"). Pursuant to the terms of the RM Agreement, Craveworthy appoints Grill Group as the exclusive agent of the Restaurant (Budlong Hot Chicken, KB+T and Lucky Cat) for the Services. In return Craveworthy pays fees to Grill Group in the amount of 3% of gross revenues received from operations of the Restaurant during the preceding month.

WIO Franchising: Equity Contribution and Exchange Agreement

Capitalized terms not otherwise defined in this section shall have the meaning ascribed to them in the Equity Contribution and Exchange Agreement, dated January 25, 2023 between WIO Franchising Inc., a North Carolina corporation ("WIO"), the shareholders of WIO (as listed on Exhibit A thereto and defined as "Shareholders") and Craveworthy LLC, a Nevada LLC ("Craveworthy").

On January 25, 2023, WIO transferred all of its units in WIO Franchising, LLC a North Carolina Limited Liability Company ("NEWCO") to Craveworthy. In exchange for the transfer, Craveworthy transferred to WIO 3,500,00 Class A Units of Craveworthy.

Further, in exchange for the assignment to Craveworthy of the Franchise System, Craveworthy will make the Contingent Payments to WIO in the amount of 17% of the gross royalties collected by Craveworthy from WIO franchisees, provided that that aggregate amount of Contingent Payments shall not exceed $3,800,000.

Mongolian Concepts New Holdings, LLC
Capitalized terms not otherwise defined in this section shall have the meaning ascribed to them in the Equity Contribution and Exchange Agreement dated March 31, 2023.

On March 31, 2023 the Company issued 6,250,000 Class A Units and warrants to purchase an additional 1,000,000Class A Units in Craveworthy at an exercise price per Class A Unit equal to $3.00 to Mongolian Concepts new Holdings LLC in exchange for all of the issued and outstanding Equity Interests of Grill Group 2017 a Texas limited liability company.

Soom Soom

Capitalized terms not otherwise defined in this section shall have the meaning ascribed to them in the Management Agreement dated October 5, 2023 between Soom Soom Franchising LLC a Nevada limited liability company and Craveworthy LLC. Terms not otherwise defined herein shall have the meaning ascribed to them in the related License Agreement or Operating Agreement, as applicable.

Throughout the term of the engagement Craveworthy LLC will use commercially reasonable efforts to plan and provide a strategy for development and operation of brick and mortar restaurants through third-party franchising and affiliates.

Term: Terminates automatically upon expiration of the License Agreement.

Fees:

- Craveworthy has the right to share in distributions as a member of Soom Soom Franchising LLC and pursuant to the terms of the Operating Agreement.

     ○   As consideration for the license to the Soom Soom Brand, Soom Soom Franchising LLC shall pay C3-Soom Soom LLC, as Licensor, a monthly license fee equal to one-sixth (1/6) of the Royalty Fees and two percent (2%) of all Net Sales of Corporate Stores.

Dirty Dough

Capitalized terms not otherwise defined in this section shall have the meaning ascribed to them in the Master Services Agreement dated January 16, 2024 between Dirty Dough Enterprises, Inc. ("Dirty Dough") and Craveworthy LLC.

The Company is responsible for providing the following:
- Provide clear strategic direction and leadership for Dirty Dough.
- Improve operational efficiency and excellence in Dirty Dough's products;
- Promote financial stability and drive sustainable growth of Dirty Dough's operations.
- Foster a culture of innovation and adaptability to respond effectively to changing market conditions.
- Enhance customer satisfaction and repurchase rates.

Craveworthy shall manage the daily operations of Dirty Dough as its Chief Executive Officer. Gregg Majewski shall be appointed as Chief Executive Officer of Dirty Dough by Dirty Dough and shall have the role and responsibilities that are standard and customary of a Chief Executive Officer, as determined by Dirty Dough's board of directors from time to time.

As of the date of this report, Dirty Dough has not entered into an employment agreement with Gregg Majewski and does not intend to.

In return for their services Craveworthy shall receive the following:

Revenue Share.
- As compensation for the Services, commencing six (6) months after the Effective Date, Dirty Dough shall pay Company an amount equal to a three percent (3%) of Dirty Dough's total Dirty Dough Revenue. The Revenue Share shall be payable to Company within thirty (30) days from the end of calendar quarter, subject to the terms set forth in the agreement.
- Alternatively, the Dirty Dough and Company may agree to accrue and defer payment of the Revenue Share until such time as the Dirty Dough has sufficient profitability to pay the Revenue Share.

Stock Compensation
- As compensation for Services, Company shall receive 2,111,111 shares of common stock in Dirty Dough equal to twenty percent (20%) of Dirty Dough's authorized shares

Franchise Commission Fees
- Dirty Dough shall pay Company a one-time commission of five percent (5%) of the total franchise fees collected by Dirty Dough from any Closed Franchisee.

Loan Agreements

On October 26, 2021, DK Flat Top Grill, LLC entered into a 30 year loan with the U.S. Small Business Administration under the Economic Injury Disaster Loan program in the amount of $500,000.00 at a fixed rate of 3.75%. Monthly principal and interest payments of $2,575.00 began 24 months of the loan date, October 26, 2023, and will continue through October 26, 2051 with any remaining principal and interest due on that date. As of December 13, 2023, the loan balance is $497,972.

On August 31, 2021, Mongolian Concepts, LLC and its subsidiaries entered into a 3 year Loan Modification and Forbearance Agreement with First Horizon Bank in the amount of $5,800,000. This was a modification of previous debt issued between 2017 and 2020. The loan principal is amortized over 84 months with a variable interest rate of

Wall Street Published Prime Rate plus 2.0%. The note was modified effective August 1, 2023 as a result of the Craveworthy LLC acquisition of the borrowing entities. No material modifications were made to the structure of the loan. As of December 13, 2023, the loan balance is $4,211,896.

On March 16, 2023, the Company and FG Financial Group, Inc. entered into a $200,000 senior unsecured promissory note ("Promissory Note 1"). The Promissory Note 1 is subject to a 13% per annum borrowing fee. The repayment amount shall be due and payable at the earlier of (i) March 15, 2024 or (ii) as soon as the Company has raised funds equal to or greater than the repayment amount. This note was cancelled on October 17, 2023.

On June 9, 2023 the Company and FG Financial Group entered into an Amended and restated senior secured promissory note in the principal amount of $200,000 at a 13% interest rate ("Promissory Note 2"). The Promissory Note 2 is due and payable in full on March 15, 2024. In consideration of lender making the loan evidenced by the promissory note, the Company agreed to issue the lender 50,000 Class A Units.

On June 9, 2023 the Company and FG Special Situations Partners LP entered into a senior secured promissory note in the amount of $250,000 at a 13% interest rate ("Promissory Note 3"). The Promissory Note 3 is due and payable in full on June 8, 2024. In consideration of lender making the loan evidenced by the promissory note, the Company agreed to issue the lender 62,500 Class A Units.

On June 9, 2023 the Company and FG Special Situations Partners LP entered into a senior secured promissory note in the amount of $200,000 at a 13% interest rate ("Promissory Note 4"). The Promissory Note 4 is due and payable in full on April 25, 2024. In consideration of lender making the loan evidenced by the promissory note, the Company agreed to issue the lender 50,000 Class A Units.

On June 20, 2023 the Company and Everstar Capital Appreciation Fund LP entered into a senior unsecured promissory note in the amount of $500,000 with an interest rate of 13% ("Promissory Note 5"). The Promissory Note 5 is due and payable in full on June 19, 2024. In consideration of lender making the loan evidenced by the promissory note, the Company agreed to issue the lender 125,000 Class A Units.

On October 17, 2023 the Company consolidated and refinanced Promissory Note 1, Promissory Note 2, Promissory Note 3, Promissory Note 4 and Promissory Note 5 and added additional funding of $250,000, into a $1,711,787.45 senior secured promissory note. The promissory note is subject to a 15% per annum borrowing fee, 5% which is due in cash each quarter and 10% of which is accrued. The repayment amount shall be due and payable on October 16, 2024. Commencing on October 16, 2024, at the lenders option, the lender may convert its pro rata share of the outstanding and unpaid loan amount and all accrued and unpaid interests into Class A Units at a conversion price of $1.50 per Class A Unit. On December 11, 2023 the promissory note was amended to include additional funding in the principal amount of $500,000. The total principal amount outstanding is $2,211,787.43.

In 2023, Wildcat entered into an unsecured indebtedness with Craveworthy LLC in the approximate amount of $208,436. This indebtedness will be documented before December 31, 2024.

Current Market & Competition

The restaurant industry is highly fragmented. The United States restaurant sales in 2021 approached $800 billion according to the National Restaurant Association.

The fast-casual, quick-service, and casual dining segments of the restaurant industry are highly competitive with respect to, among other things, taste, price, food quality and presentation, service, location, convenience, brand reputation, cleanliness, and ambience of each restaurant. Our competition includes a variety of restaurants in each of these segments, including locally owned restaurants, as well as national and regional chains. Competition from food delivery services, which offer meals from a wide variety of restaurants, also has increased in recent years, particularly during COVID-19, and is expected to continue to increase. Many of our competitors also offer dine-in, carry-out, online, catering, and delivery services. Among our main competitors are restaurant formats that claim to serve higher quality ingredients without artificial flavors, colors and preservatives, and that serve food quickly and at a reasonable price.

Regulation

Our subsidiaries are subject to numerous federal, state, local and foreign laws and regulations, including those relating to:

- the preparation and sale of food;
- building and zoning requirements;
- environmental protection;
- minimum wage, overtime and other labor requirements;
- compliance with the Americans with Disabilities Act; and
- working and safety conditions.

In addition, we may become subject to legislation or regulation seeking to tax and/or regulate high-fat foods.

We are also subject to a Federal Trade Commission rule and to various state and foreign laws that govern the offer and sale of franchises. Additionally, these laws regulate various aspects of the franchise relationship, including terminations and the refusal to renew franchises.

Intellectual Property

On October 12, 2022 the Company filed for the mark CRAVEWORTHY BRANDS with the United States Trademark and Patent Office. The U.S Serial Number is: 97629505.

Employees

As of the date of this report, Craveworthy has a total of 102 full-time employee and 625 part-time employees.

Legal Proceedings

As of the date of this report we do not anticipate, nor have been a party to, any legal proceedings material to our business or financial condition.

MANAGEMENT ANALYSIS AND DISCUSSION OF FINANCIAL CONDITION AND RESULTS OF OPERATIONS

You should read the following discussion and analysis of our financial condition and results of our operations together with our financial statements and related notes appearing at the end of this Annual Report. This discussion contains forward-looking statements reflecting our current expectations that involve risks and uncertainties. Actual results and the timing of events may differ materially from those contained in these forward-looking statements due to a number of factors, including those discussed in this Annual Report.

The financial statements were not reviewed or audited by an independent public accountant and are certified by our CEO with respect to the Company's financial statements and by the manager of the SPV with respect to the SPV's financial statements. The following discussion should be read in conjunction with our financial statements and the related notes included in this Annual Report. The financial statements may change should they become reviewed and/or audited.

Overview

Craveworthy LLC owns, franchises and operates fast casual restaurants chains located in the United States. Craveworthy aims to provide unique and craveworthy dining experiences every day, at every shift and with every customer due to their ability to leverage shared services across all brands to enable efficient operations.

Our prospects must be considered in light of the uncertainties, risks, expenses, and difficulties frequently encountered by companies in their early stages of operations. We expect to incur additional net expenses over the next several years as we continue to maintain and expand our existing operations. The amount of future losses and when, if ever, we will achieve profitability are uncertain.

As of April 30, 2024 the Company wholly owns 9 brands which were acquired with Class A Units of the Company or were created internally at the Company. In addition the Company has a 50% ownership in Soom Soom Franchising LLC and a minority interest in Dirty Dough Franchising LLC. Within this platform the Company owns, franchises and/or operates the following brands:
- Wing It On
- KB+T
- The Budlong Hot Chicken
- Lucky Cat
- Genghis Grill
- BD's Mongolian Grill
- Flat Top Grill
- Soom Soom
- Scramblin Ed's
- Pastizza
- Dirty Dough

Operating Results

The Company's revenues for the period ended January 2, 2024 were $21,593,648 compared to $0 for the period ended January 3, 2023. The substantial increase in revenues is attributable to strategic acquisitions. During this period the Company acquired 8 brands and created 2 virtual brands. The 8 brands that were acquired were predominantly seasoned operating companies with multiple corporate stores and franchise locations. See "Description of Business – Overview – Brands" for additional information. The brands acquired in the Mongolian Concepts New Holdings LLC transaction were our largest revenue drivers producing $17,959,952 in revenue for the period ended January 2, 2024. We believe the substantial sales and revenue reflects strong consumer demand for our products and services.

Further, additional revenue streams from franchise fees in the amount of $181,865, royalty income in the amount of $910,323, marketing income in the amount of $580,746, rebate income in the amount of $212,006, and other franchise revenue in the amount of $45,397 contributed to a total revenue for the period ended January 2, 2024 of $23,523,985.

The Company incurred operating expenses of $24,227,657 for the period ended January 2, 2024, a significant increase from the $1,798 reported for the same period in 2023. These expenses include direct restaurant operations, corporate general and administrative expenses, and other expenditures. Direct restaurant operating expenses for January 2, 2024, totaled $17,064,955, primarily driven by Labor & Benefits at $8,292,409, followed by Controllable Expenses at $943,449, Facility Maintenance at $458,110, Utilities at $1,285,670, Advertising & Promotion at $582,731, General & Administrative at $1,676,669, and Occupancy Expenses at $3,825,917.

Corporate general and administrative expenses amounted to $4,425,361, with Wages & Benefits as the largest category at $2,647,450, while legal fees totaled $1,158,899 for the year, with the remaining $619,114 allocated to Office Expenses, Travel, and Corporate Expenses.

Other expenses encompass Interest Expenses at $327,779, Miscellaneous Income and Expenses at $280,103, Depreciation and Amortization at $1,167,897, and Additional Marketing Expense at $961,562.

Consequently, the Company recorded a net loss from operations of $7,971,516 for the period ending January 2, 2024, a stark contrast to the $1,798 reported for the period ending January 3, 2023.

Liquidity and Capital Resources

For the period ended January 2, 2024, the Company's cash on hand was $304,384.   On balance, the Company experienced significant cash flow movement across operating, financing and investing activities.

Cash flows from operating activities: For the period ending January 2, 2024, cash flows from operating activities totaled $10,903,534. The increase in cash flow from operations was fueled by rises in accounts payable amounting to $14,009,437, sales tax payables totaling $1,624,238, and gift card liabilities of $1,222,893, reflecting both acquisitions in 2023 and ongoing operating activities. However, this positive trend was partially offset by an operational loss of $7,605,723.

Cash flows from financing activities: The Company entered into loans and notes payable during the period ended January 2, 2024 to support the Company's operational and cash needs. Loans totaled $4,894,748, for the period ended January 2, 2024 compared to $0 for the period ended January 3, 2023. Notes payable totaled $2,782,439 for the period ended January 2, 2024 compared to $0 for the period ended January 3, 2023.

In addition, the Company acquired a Right of Use Liability Operating Lease in the amount of $33,375,986 demonstrating the Company's need to acquire financing for lease obligations.

Cash flows from investing activities: Investments in right of use assets in the amount of $32,768,420, fixed assets acquisitions in the amount of $4,209,583, intangible asset acquisition in the amount of $13,102,624, and construction in progress in the amount of $535,732 contributed to cash outflows from investing activities.

Currently, we estimate our burn rate (net cash out) to be on average $375,000 per month.

The Company launched a Regulation CF Offering in December 2023 in order to raise up to $5,000,000 and expects that the net proceeds of a $5,000,000 Regulation CF Offering will satisfy the Company's cash requirements for the next 12 months. In order to develop a reliable source of revenues, and achieve a profitable level of operations, the Company may need, among other things, additional capital resources. Management's plans include raising additional capital through: (i) borrowings, (ii) the sale of additional Class A Units, including in the Regulation D offering referred to below.

No assurance can be given that any future financing will be available or, if available, that it will be on terms that are satisfactory to the Company. Even if the Company is able to obtain additional financing, it may contain undue restrictions on our operations, in the case of debt financing, or cause substantial dilution for our members, in case of an equity or unit financing.

Recent offerings of securities

Class A Units
- In January 2023 the Company issued 3,792,717 Class A Units to Wild Investments, LLC. The offered securities were issued pursuant to exemptions under the Securities Act, including Section 4(a)(2).
- In January 2023 the Company issued 3,500,000 Class A Units to WIO Franchising, Inc. The offered securities were issued pursuant to exemptions under the Securities Act, including Section 4(a)(2).
- In January 2023 the Company issued 3,402,317 Class A Units to Stockbridge Restaurants LLC. The offered securities were issued pursuant to exemptions under the Securities Act, including Section 4(a)(2).
- On March 31, 2023 the Company issued 6,250,000 Class A Units to Mongolian Concepts New Holdings LLC. The offered securities were issued pursuant to exemptions under the Securities Act, including Section 4(a)(2).
- During March 2023 the Company initiated a Regulation D offering. As of April 30, 2024 the Company has raised $587,500 and issued 293,750 Class A Units pursuant to that Regulation D offering. The Company used funds raised for working capital. This offering is being conducted concurrently with the Regulation CF offering.
- The Company commenced a Regulation CF offering in December 2023. The Regulation CF offering terminated on April 30, 2024. As of April 30, 2024 the Company raised $370,053.60 and issued 352,432 Class A Units.

Class B Units
- In January 2023 the Company issued 3,050,000 Class B Units to Wildcat Investments, LLC. The offered securities were issued pursuant to exemptions under the Securities Act, including Section 4(a)(2).
- In January 2023 the Company issued 2,700,000 Class B Units to RCS Holdings LLC. The offered securities were issued pursuant to exemptions under the Securities Act, including Section 4(a)(2).
- In January 2023 the Company issued 3,000,000 Class B Units to FG Merchant Partners, L.P. The offered securities were issued pursuant to exemptions under the Securities Act, including Section 4(a)(2).

Indebtedness

On October 26, 2021, DK Flat Top Grill, LLC entered into a 30 year loan with the U.S. Small Business Administration under the Economic Injury Disaster Loan program in the amount of $500,000.00 at a fixed rate of 3.75%. Monthly principal and interest payments of $2,575.00 began 24 months of the loan date (October 26, 2023) and will continue through October 26, 2051 with any remaining principal and interest due on that date. As of December 31, 2023, the loan balance was $497,972.

On August 31, 2021, Mongolian Concepts, LLC and its subsidiaries entered into a 3 year Loan Modification and Forbearance Agreement with First Horizon Bank in the amount of $5,800,000. This was a modification of previous debt issued between 2017 and 2020. The loan principal is amortized over 84 months with a variable interest rate of Wall Street Published Prime Rate plus 2.0%. The note was modified effective August 1, 2023 as a result of the Craveworthy LLC acquisition of the borrowing entities. No material modifications were made to the structure of the loan. As of December 31, 2023, the loan balance was $4,211,896.

On March 16, 2023, the Company and FG Financial Group, Inc. entered into a $200,000 senior unsecured promissory note, Promissory Note 1. The Promissory Note 1 is subject to a 13% per annum borrowing fee. The repayment amount shall be due and payable at the earlier of (i) March 15, 2024 or (ii) as soon as the Company has raised funds equal to or greater than the repayment amount. This note was cancelled on October 17, 2023.

On June 9, 2023 the Company and FG Financial Group entered into an Amended and restated senior secured promissory note in the principal amount of $200,000 at a 13% interest rate, Promissory Note 2. The Promissory

Note 2 is due and payable in full on March 15, 2024. In consideration of lender making the loan evidenced by the promissory note, the Company agreed to issue the lender 50,000 Class A Units.

On June 9, 2023 the Company and FG Special Situations Partners LP entered into a senior secured promissory note in the amount of $250,000 at a 13% interest rate, Promissory Note 3. The Promissory Note 3 is due and payable in full on June 8, 2024. In consideration of lender making the loan evidenced by the promissory note, the Company agreed to issue the lender 62,500 Class A Units.

On June 9, 2023 the Company and FG Special Situations Partners LP entered into a senior secured promissory note in the amount of $200,000 at a 13% interest rate, Promissory Note 4. The Promissory Note 4 is due and payable in full on April 25, 2024. In consideration of lender making the loan evidenced by the promissory note, the Company agreed to issue the lender 50,000 Class A Units.

On June 20, 2023 the Company and Everstar Capital Appreciation Fund LP entered into a senior unsecured promissory note in the amount of $500,000 with an interest rate of 13%, Promissory Note 5. The Promissory Note 5 is due and payable in full on June 19, 2024. In consideration of lender making the loan evidenced by the promissory note, the Company agreed to issue the lender 125,000 Class A Units.

On October 17, 2023 the Company consolidated and refinanced Promissory Note 1, Promissory Note 2, Promissory Note 3, Promissory Note 4 and Promissory Note 5 and added additional funding of $250,000, into a $1,711,787.45 senior secured promissory note. The promissory note is subject to a 15% per annum borrowing fee, 5% which is due in cash each quarter and 10% of which is accrued. The repayment amount shall be due and payable on October 16, 2024. Commencing on October 16, 2024, at the lenders option, the lender may convert its pro rata share of the outstanding and unpaid loan amount and all accrued and unpaid interests into Class A Units at a conversion price of $1.50 per Class A Unit. On December 11, 2023 the promissory note was amended to include additional funding in the principal amount of $500,000. The total principal amount outstanding is $2,211,787.43.

In 2023, Wildcat entered into an unsecured indebtedness with Craveworthy LLC in the approximate amount of $208,436. This indebtedness will be documented before the end of 2024

Plan of Operations and Milestones

During 2023 the Company achieved the following milestones:
- Acquired and/or created 10 brands.

Over the course of the next 12 months the Company intends to do the following:
- Acquire 1-3 additional brands.
- Open 12 corporate locations.
- Sell 115 franchise locations.
- Open 60 virtual restaurants.

	Open 2 corporate locations. Sell 25 franchise locations. Open 0 virtual restaurants.
	Open 1 corporate locations. Sell 0 franchise locations. Open 0 virtual restaurants.



THE BUDLONG SOUTHERN CHICKEN	Open 3 corporate locations. Sell 30 franchise locations. Open 0 virtual restaurants.
Lucky Cat POKE CO.	Open 1 corporate locations. Sell 0 franchise locations. Open 10 virtual restaurants.
GENGHIS GRILL STIR-FRIED BOWLS	Open 1 corporate locations. Sell 30 franchise locations. Open 0 virtual restaurants.
BD's MONGOLIAN GRILL	Open 0 corporate locations. Sell 0 franchise locations. Open 0 virtual restaurants.
FLAT TOP GRILL	Open 1 corporate locations. Sell 5 franchise locations. Open 0 virtual restaurants.
SOOM SOOM	Open 1 corporate locations. Sell 25 franchise locations. Open 0 virtual restaurants.
Scramblin' ED'S BREAKFAST IN A JIFFY!	Open 1 corporate locations. Open 0 franchise locations. Open 25 virtual restaurants.
PASTIZZA ESTD PIZZA & PASTA 2023	Open 1 corporate locations. Open 0 franchise locations. Open 25 virtual restaurants.















Trends

The fast casual restaurant market will grow from $186.27 billion from 2021 to 2026 at a CAGR of 12.41%, according to a report from Technavio's, which revealed that North America will account for 44% of that growth and will be faster than in South America and MEA.


GLOBAL FAST CASUAL RESTAURANTS MARKET 2022-2026
Market growth will ACCELERATE at a CAGR of
12.41%
Growth Contributed by NORTH AMERICA
44%
2021
2026
Incremental growth ($B)
186.27
Growth for 2022
11.39%
The market is FRAGMENTED with several players occupying the market

Some characteristics of fast casual restaurants include:

- Limited service or self-service
- On-premise and off-premise dining
- Lower average meal prices than fine dining
- Made-to-order food with more complex flavors
- Upscale, unique, or highly developed decor
- No drive-through

Fast casual restaurants are popular because they are:

- Convenient for families
- More affordable than full-service venues
- Offer high quality food
- Millennials are the biggest segment of fast casual restaurant customers. They were driven by the need for healthier, quick-access food.

On balance, we believe the demand for innovation and customization in food menus is driving the market as customers want a combination of food infused with new and bold flavors. Further, the growing importance of diet is increasing the demand for customized food menus. We believe Craveworthy is well positioned to capitalize on the growth in the fast casual restaurant space.

DIRECTORS, EXECUTIVE OFFICERS AND SIGNIFICANT EMPLOYEES

The table below sets forth the officers and directors of the Company as of the date of this report.

Name	Position	Age	Term of Office (if indefinite, give date appointed)	Does the employee work fulltime for the Company, and if not, where else does the employee work?
OFFICERS/MANAGERS				
Gregg Majewski	Chief Executive Officer, Founder, Manager	47	January 1, 2023	No. Gregg is also the CEO of Wildcat Investments, LLC; Member of Krisdee and Associates; and Manager of RCS Holdings LLC.
Hassan R. Baqar	Manager	46	January 1, 2023	No. See biography for further details.
Russ Majewski	Manager	71	August 1, 2023	No. See biography for further details.
Deepen Patel	Manager	52	August 1, 2023	No. See biography for further details.
Lee Larson	Manager	46	January 9, 2024	No. See biography for further details.

Gregg Majewski, Chief Executive Officer, Founder, Manager

Gregg Majewski is the founder of the Company and CEO since January 1, 2023 and serves as one of the five managers. He held several positions at Jimmy John's Gourmet Sandwiches, including CEO, COO and CFO, from May 1998 to June 2003. While at Jimmy John's, Gregg expanded the company from 33 restaurants to 300 opened and another 600 sold. He implemented and restructured all 300 of Jimmy John's restaurants' operational standards by introducing new systems, procedures, management incentive programs, training programs, franchisee enablement and shifting marketing strategies toward grassroots and a focus on fast delivery. As a senior business executive who has established an executive career of over 23 years in Food & Beverage, he has held instrumental roles in developing and guiding leaders to restructure working relations, revitalizing company ethos and conceptualizing concepts that have resulted in multi-million-dollar growth.

As a founder and executive, Gregg is recognized for his capabilities in business transformation and business development, specializing in influencing board and stakeholder decisions, introducing new revenue streams and developing novel strategies that values human capital while championing business goals simultaneously.

Hassan R. Baqar, Manager

Mr. Baqar has over 20 years of experience within financial services and other industries focused on corporate development, mergers & acquisitions, capital raising, investments and real estate transactions. Mr. Baqar has served as the founder and managing member of Sequoia Financial LLC, a financial services and advisory firm, since January 2019. Mr. Baqar has also served as Chief Financial Officer since August 2021 and Executive Vice President since December 2021 of FG Financial Group, Inc. (Nasdaq: FGF) (formerly known as 1347 Property Insurance Holdings, Inc.), which operates as a reinsurance and asset management holding company, as Chief Financial Officer of Insurance Income Strategies Ltd., a former Bermuda based reinsurance company from October 2017 to December 2021, as a director of GreenFirst Forest Products Inc. (TSXV: GFP) (formerly Itasca Capital Ltd.), a public company focused on investments in the forest products industry from August 2019 to December 2021 and as Chief Financial Officer of GreenFirst Forest Products Inc. from June 2016 to December 2020, as a director of FG Reinsurance Ltd., a Cayman Islands reinsurance company since June 2020, as director, treasurer and secretary of Sponsor Protection Coverage and Risk, Inc., a South Carolina captive insurance company since October 2022, and as a director and Chief Financial Officer of Unbounded Media Corporation from June 2019 to September 2023. Since October 2021, Mr. Baqar has also served as the Chief Financial Officer and a member of the board of directors of FG Acquisition

Corp. (TSX: FGAA.U), a Canadian special purpose acquisition company that has completed its initial public offering and is focused on searching for a target company in the financial services sector.

Mr. Baqar served as a director of FG Merger Corp. (Nasdaq: FGMCU) from December 2021 to September 2023, a special purpose acquisition company which merged with iCoreconnect Inc. (Nasdaq: ICCT), a market leading, cloud-based software and technology company focused on increasing workflow productivity and customer profitability through its enterprise and healthcare workflow platform of applications and services, and as Chief Financial Officer of Aldel Financial Inc. (NYSE: ADF) from January 2021 to December 2021, a special purpose acquisition company which merged with Hagerty, Inc. (NYSE: HGTY), a leading specialty insurance provider focused on the global automotive enthusiast market. From July 2020 to July 2021, Mr. Baqar served as Chief Financial Officer of FG New America Acquisition Corp. (NYSE: FGNA), a special purpose acquisition company, which merged with OppFi Inc. (NYSE: OPFI), a leading financial technology platform that powers banks to help everyday consumers gain access to credit. Previously, he served as Vice President of Kingsway Financial Services Inc. (NYSE: KFS) ("Kingsway") from January 2014 to January 2019 and as a Vice President of Kingsway's subsidiary Kingsway America Inc. from January 2010 to January 2019. Mr. Baqar also served as Chief Financial Officer and director of 1347 Capital Corp. from April 2014 to July 2016, a special purpose acquisition company which merged with Limbach Holdings, Inc. (Nasdaq: LMB). Mr. Baqar served as a member of the board of directors of FG Financial Group, Inc. (Nasdaq: FGF) from October 2012 to May 2015. He also served as the Chief Financial Officer of United Insurance Holdings Corp. (NYSE: UIHC), a publicly held property and casualty insurance holding company, from August 2011 to April 2012.

His previous experience also includes director of finance at Itasca Financial, LLC from 2008 to 2009 and positions held at Lumbermens Mutual Casualty Company (a Kemper Insurance company), a diversified mutual property-casualty insurance provider, from June 2000 to April 2008, where he most recently served as a senior analyst. Mr. Baqar earned a Master's Degree in Business Administration from Northeastern Illinois University in 2009 and a Bachelor's Degree in Accounting and Business Administration from Monmouth College in 2000. He also holds a Certified Public Accountant designation.

Russ Majewski, Manager

Russell Majewski is the President and Founder of KrisDee & Associates, Inc., a precision machining company in South Elgin, Illinois. Founded in 1982, KrisDee has grown into a reputable contract manufacturer specializing in precision-machined components and assemblies whose range of customers come from the medical, automotive, and aerospace industries. Under Majewski's leadership, KrisDee & Associates has invested in high-speed CNC machining centers that ensure top-notch quality in the production of complex components. With deep ties to South Barrington, Illinois, Russ is an active and engaged member of his community.

Russ Majewski is related to Gregg Majewski. He is Gregg Majewski's father.

Deepen Patel, Manager

Through his family office investments, Deepen Patel founded ab initio ventures - a technology and sports investment firm with assets under management of around $10 million (Palantir, Tanium, Impossible Foods, Zoomcar and ValidSoft) in August 2019. He also serves as a Founding Principal of Novellus Insurance - an innovative insurance advisory and brokerage firm tailored for middle market companies and U/HNIs since May 2022. As an investor in hospitality, real estate, food and beverage, technology and sports ventures (Wimbledon Debentures, IPL Rajasthan Royals, SAXX Paarl Royals, and CPL Barbados Royals), Deepen leverages his diverse and sometimes overlapping experience to identify opportunities that create enterprise value for all stakeholders. He also serves as a Founding Principal of Ascend Growth Partners - a Dallas based hospitality investment and management company with over $70 million in assets under management since January 2014. Deepen is a former franchisee and Chairman of the Franchisee Council for la Madeleine French Bakery & Café (owned by Groupe Le Duff, a privately held $4 billion Euro revenue company) from January 2013 to August 2018. Prior to becoming a franchisee of la Madeleine, Deepen served as an investor and CFO partner from October 1991 to March 1994 for one of the largest Yum! Brands franchisee with revenues upwards of $200 million.

Deepen also has 18 years of management and leadership experience at Fortune 50 companies in Accounting, Finance, Internal Audit, IT, Project Management and Risk Management. He led large cross-functional teams and was responsible for analyzing and reconciling revenues and budgets upwards of $2 billion in his various roles as the company rolled out new IT and billing systems. Right after earning his MBA, he also spent 2 years in a senior executive role at a startup company.

Deepen earned his Bachelor's degree in Accounting and Finance from Gujarat University, India, and an MBA in Information Technology from University of Dallas, Texas. He is also a Certified Internal Auditor (CIA).

Lee Larson, Manager

Lee Larson is the Founder and CEO of Everstar Asset Management LLC (EAM) an SEC-registered Investment Advisory firm based in Mooresville, NC since June 2021. EAM provides asset management services and is also the investment manager for two private investment funds. Mr. Larson has extensive investment advisory and asset management experience having spent over 19 years with Warner Group, Capital City Securities, Hayden Harper Advisory, LLC, Capital Wealth Advisors also d/b/a blueharbor wealth advisors, as well as Fundamental Global Investors, LLC.

Additionally, Mr. Larson serves on the board of directors of 27 Software U.S. Inc. d/b/a DXterity Solutions since 2016, I2 Pure Inc. since April 2022, and Beacon Health Benefits Inc. Mr. Larson also sits on the Board of Managers for Craveworthy Brands, LLC since January 2024.

Lee is an active tennis and soccer enthusiast. He holds degrees in Geography from the University of Northern Iowa (B.A.) and the University of Georgia (M.A.).

SECURITY OWNERSHIP OF MANAGEMENT AND CERTAIN SHAREHOLDERS

The current owners of 10% or more equity in a class of securities in the Company as of the date of this report are reflected in the below table:

Name of Beneficial owner	Amount and class of securities held	Percent of voting power prior to the Offering [1][3]
Wildcat Investments, LLC Gregg Majewski is the manager and 60.0% owner	3,792,717 Class A Units 3,050,000 Class B Units[2]	19.91%
Mongolian Concepts New Holdings LLC Gregg Majewski is a manager and 12% owner	6,250,000 Class A Units (3)	18.19% (4)(5)
WIO Franchising, Inc.	3,500,000 Class A Units	10.18%
All executive officers/managers as a group (6)	3,025,630 Class A Units 4,530,000 Class B Units	21.9%

(1) See disclosures and risk factors regarding voting power of Members and Managers elsewhere in this report.
(2) Subject to certain forfeiture terms.
(3) In addition, Mongolian Concepts New Holdings LLC holds warrants to purchase 1,000,000 Class A Units for $3.00 per Class A Unit. The warrants expire on July 31, 2029.
(4) Does not include Mongolian Concepts New Holdings LLC warrants to purchase 1,000,000 Class A Units. The warrants expire on July 31, 2029.
(5) If the warrants are exercised Mongolian Concepts New Holdings will hold 23.44% of the voting power.
(6) Includes Gregg Majewski's ownership in Wildcat Investments, LLC, Mongolian Concepts New Holdings LLC, and RCS Holdings LLC.

The following table describes our capital structure as of the date of this report:

Class of Equity	Authorized Limit*	Issued and Outstanding	Committed, Not-issued	Available
Class A Units	40,000,000	25,614,384	0*	14,385,616
Class B Units	8,750,000	8,750,000	0	0

*Does not include: (i) Mongolian Concepts New Holdings LLC warrants to purchase 1,000,000 Class A Units for $3.00 per Class A Unit. The warrants expire on July 31, 2029 or (ii) FG Financial Group option to convert its pro rata share of the outstanding and unpaid loan amount and all accrued and unpaid interest into Class A Units at a conversion price of $1.50 per Class A Unit.

Additional Units may be authorized at any time by the unanimous vote of the Managers.

RELATED PARTY TRANSACTIONS

Ownership of Craveworthy LLC and Management of those entities

ENTITY	Wildcat Investments, LLC	Mongolian Concepts New Holdings LLC	WIO Franchising, Inc.	Stockbridge Restaurants LLC	FG Merchant Partners LP	RCS Holdings LLC	SSC Hospitality LLC
PERCENTAGE OWNERSHIP OF CRAVEWORTHY LLC	19.91%	18.19%	10.18%	9.90%	8.73%	8.73%	4.85%
MANAGER	Gregg Majewski	Gregg Majewski Deepen Patel Sunil Patel	Matt Ensero Justin Egan	Bijal Patel	FG Financial Group is the sole manager of the GP of FG Merchant Partners LP	Manager: Gregg Majewski	Jared Leonard
RELATED PARTY NOTE	Gregg Majewski owns 60.0% of this entity	Gregg Majewski has approximately 12% ownership in Mongolian Concepts New Holdings LLC	N/A	N/A	Hassan R. Baqar is the Chief Financial Officer and Executive Vice President of FGF, which controls FG Merchant Partners, LP, the holder of 3,000,000 Class B Units of the Company	Gregg Majewski owns 100% of this entity	N/A
VOTING CONTROL(1)	Gregg Majewski has approximately 46.83% voting control of Craveworthy LLC. *(1)Does not include warrants to purchase 1,000,000 Class A Units.*						

Gregg Majewski (Craveworthy Manager and CEO)

- Wildcat Investments, LLC ("Wildcat"): Gregg Majewski is the manager and 60.0% owner of Wildcat
    - On January 4, 2023 Wildcat sold 33.33% of its outstanding membership interests in Budlong Franchise, to Craveworthy in exchange for 1,666,667 Class A Units of Craveworthy.
    - On January 4, 2023 Wildcat sold 35.69% of its outstanding membership interests of KB+T , in exchange for 1,606,050 Class A Units of Craveworthy.
    - On January 4, 2023, Wildcat sold 52% of all its outstanding membership interests of Lucky Cat, to Craveworthy in exchange for 520,000 Class A Units of Craveworthy.
    - Wildcat owns 3,791,717 Class A Units and 3,050,000 Class B Units of the Company.
    - In 2023, Wildcat entered into an unsecured indebtedness with Craveworthy LLC in the approximate amount of $208,436. This indebtedness will be documented before the end of 2024.

- RCS Holdings LLC ("RCS"): Gregg Majewski is the manager and 100% owner of RCS
    - RCS owns 2,700,000 Class B Units of the Company

- WIO Franchising LLC ("WIO"): Gregg Majewski is the manager of WIO
    - See – "Equity Contribution and Exchange Agreement" below for additional information).
- Mongolian Concepts New Holdings LLC: Gregg Majewski is a manager and holds approximately 12% ownership of Mongolian Concepts New Holdings LLC
- Dirty Dough: Gregg Majewski is the Chief Executive Officer.

Hassan R.Baqar (Craveworthy Manager)

- WIO Franchising LLC ("WIO "): Hassan R. Baqar is the Manager of WIO
    - See – "Equity Contribution and Exchange Agreement" below for additional information.

- FG Financial Group, Inc. ("FGF"): Hassan R. Baqar is the Chief Financial Officer and Executive Vice President of FGF, which controls FG Merchant Partners, LP, the holder of 3,000,000 Class B Units of the Company.

FG Financial Group

On October 17, 2023 the Company and FG Financial Group, a related party, entered into a $1,711,787.45 senior secured promissory note. This amount represents both refinanced notes funded between March and June 2023 ($1,150,000 principal and $61,787.45 accrued interest) plus an incremental funding of $500,000. The promissory note is subject to a 15% per annum borrowing fee, 5% of which is due in cash each quarter and 10% of which is accrued. The loan plus accrued interest is convertible to equity at maturity. This was amended on December 8, 2023 to include an additional funding of $500,000. Note the total debt amount of $2,211,787.45 is subordinate to working capital funding of $208,435.88 provided previously by Wildcat Investments, LLC, a related party.

Equity Contribution and Exchange Agreement

Capitalized terms not otherwise defined in this section shall have the meaning ascribed to them in the Equity and Contribution Agreement, dated January 25, 2023 between WIO Franchising Inc., a North Carolina corporation ("WIO"), the shareholders of WIO (as listed on Exhibit A thereto and defined as "Shareholders") and Craveworthy LLC, a Nevada LLC ("Craveworthy").

On January 25, 2023, WIO transferred all of its units in WIO Franchising, LLC a North Carolina Limited Liability Company to Craveworthy. In exchange for the transfer, Craveworthy transferred to WIO 3,500,000 Class A Units of Craveworthy.

Further, in exchange for the assignment to Craveworthy of the Franchise System, Craveworthy will make the Contingent Payments to WIO in the amount of 17% of the gross royalties collected by Craveworthy from WIO franchisees, provided that that aggregate amount of Contingent Payments shall not exceed $3,800,000.

Management Services Agreement

Capitalized terms not otherwise defined in this section shall have the meaning ascribed to them in the MS Agreement.

On January 1, 2023, the Company and Wildcat Investments, L.L.C., an Illinois limited liability company ("Wildcat"), RCS Holdings LLC, an Illinois limited liability company ("RCS") and FG Merchant Partners, LP, a Delaware limited partnership ("FG" and together with Wildcat and RCS, collectively the "Management Companies") entered into a Management Services Agreement (the "MS Agreement").

Pursuant to the terms of the MS Agreement the Management Companies will provide advisory, consulting and other services to the Company. In return the Management Companies will receive the following fees:
- Upon the consummation of a Third-Party Sale of the Company on or after the one-year anniversary of the Effective Date the aggregate Fee shall be equal to ten percent (10%) of the total net value of all consideration received by the Company or its equity owners (whether cash, stock, other property or a combination thereof) in a Third-Party Sale, after deduction of all legal and investment banking fees and any other transaction expenses payable by the Company or the shareholders to consummate the Third-Party Sale. The Fee shall be due and payable immediately following the consummation of the Third-Party Sale. The aggregate Fee shall be allocated among the Management Companies as follows: (i) Wildcat: 34.86% of the aggregate Fee, (ii) RCS: 30.85% of the aggregate Fee, and (iii) FG: 34.29% of the aggregate Fee.

Other

The Company periodically advances funds to its affiliated companies. These advances are due upon demand and do not bear interest. At January 2, 2024 and January 3, 2023 the amount due from a related party totaled $1,790,590 and $2,013,978, respectively. These advances are for investment in new stores, operating expenses, and payroll requirements.

OUR SECURITIES

The following descriptions summarize important terms of our capital stock. This summary reflects Craveworthy LLC's (the "Company") Certificate of Organization and does not purport to be complete and is qualified in its entirety by the Certificate of Organization and its Operating Agreement. For a complete description of the Company's capital stock, you should refer to our Certificate of Organization and our Operating Agreement and applicable provisions of the Nevada Limited Liability Company law.

General

The Company is selling Class A Units in the Regulation CF offering. The investment will be made through Craveworthy CF SPV, LLC, a special purpose investment vehicle exempt from registration under the Investment Company Act pursuant to Rule 270.3a-9 under that act. The Company is authorized to issue up to 30,000,000 Class A Units and 8,750,000 Class B Units. As of the date of this report, 24,656,250 Class A Units and 8,750,000 Class B Units are issued and outstanding.

Co-Issuer

The securities in the Regulation CF offering will be issued both by the Company and the Co-Issuer. The proceeds from the offering from the issuance of the SPV Interests will be received by the Co-Issuer and invested immediately in the Class A Units issued by the Company. The Co-Issuer will be the legal owner of the Class A Units. Investors in the Regulation CF offering will own membership interests in the Co-Issuer. Pursuant to SEC rules, investors will receive the same economic, voting and information rights in the Class A Units as if they invested directly in the Company.

Class A Units and Class B Units

The following description summarizes the most important terms of the Company's Class A Units and Class B Units. Defined terms not otherwise defined here in this subsection will have the meaning ascribed to them in the Operating Agreement filed as Exhibit A to the Form C filed on December 13, 2023.

The Company is manager-managed

The business and affairs of the Company shall be managed by its Managers. The Managers shall direct, manage and control the business of the Company. A unanimous vote of the Class B Unitholders is required to determine the number of Managers. A Manager need not be a Member of the Company.

Voting: Each Manager is entitled to one vote. The Managers shall act by the affirmative vote of a majority of the total number of votes ascribed to the Managers; provided, however, that the approval of any Major Events shall be subject to the unanimous approval of the Wildcat Managers and FG Managers.

Further, in addition to the unanimous approval of the Wildcat Managers and the FG Managers, the affirmative vote of 60% of the Members shall be required to approve any Third-Party Sale where the projected remaining distributions after application of Section 10.3(a) and Section 10.3(b) of the Operating Agreement will be insufficient to the extent Class A Unitholders will receive aggregate distributions that are less than their Capital Accounts if distributed under Section 10.3(c) of the Operating Agreement.

Profit Distribution – Order of Preference

After giving effect to the special allocations set forth in Sections 6.3 and 6.4 of the Operating Agreement, Profits for any Allocation Period shall be allocated to the Unitholders in the following order of priority:

- First, to the Unitholders in proportion to the cumulative Losses previously allocated to them under Section 6.2 of the Operating Agreement until a cumulative amount of Profits has been allocated to the Unitholders pursuant to Section 6.1(a) of the Operating Agreement equal to the aggregate amount of Losses allocated to such Unitholder pursuant to Section 6.2 of the Operating Agreement.

- Second, to Class B Unitholders, the Preferred Allocation, to the extent applicable.
- Third, to the Unitholder in accordance with Percentage Interests.

Class A Units – Unadmitted Assignee

A Person who acquires Class A Units shall be deemed an Unadmitted Assignee. An Unadmitted Assignee shall be entitled only to allocations and distributions with respect to the Class A Units in accordance with the Operating Agreement. See – "*Profit Distribution - Order of Preference*".

Rights and Preferences

An Unadmitted Assignee will not have rights to any information or accounting of the affairs of the Company. An Unadmitted Assignee will not have rights to inspect the books or records of the Company. An Unadmitted Assignee will not have voting rights. An Unadmitted Assignee will not have rights of a Member under the Nevada Limited Liability Company Act, as amended from time to time, or the Operating Agreement

Liquidation Rights

In the event of a voluntary or involuntary liquidation, dissolution, or winding up of the Company or deemed liquidation event, The Managers shall take full account of the Company's liabilities and Property and shall cause the Property, or the proceeds from the sale thereof, to the extent sufficient therefor, to be applied and distributed, to the maximum extent permitted by law, in the following order:

(a) First, to creditors (including Unitholders and Managers who are creditors) in satisfaction of all of the Company's debts and other liabilities, other than liabilities for which reasonable provision for payment has been made and liabilities for distribution to Unitholders under the Act;

(b) Second, except as provided in this Operating Agreement, to Unitholders and former Unitholders of the Company in satisfaction of liabilities for distribution under the Act;

(c) Third, to the Unitholders pro rata in accordance with positive balances in their Capital Accounts;

(d) The balance, if any, to Unitholders in accordance with their Percentage Interests.

Class B Units

Class B Unitholders have certain privileges and preferences that Class A Unitholders do not have. Some of these preferences are listed below:

- Amendment of the Operating Agreement: The Operating Agreement may be amended by a majority vote of the Members holding Class B Units with exceptions set forth in the Operating Agreement.
- Right to fix the number of Managers: The number of Managers shall be fixed from time to time by the Members holding Class B Unis.
- Profits: Class B Unit Holders may have preferential treatment regarding profit distribution depending on certain circumstances described in the Operating Agreement. See Section 6.1 of the Operating Agreement, included as Exhibit A to the Form C filed on December 13, 2023.

RISK FACTORS

The SEC requires the Company to identify risks that are specific to its business and its financial condition. The Company is still subject to all the same risks that all companies in its business, and all companies in the economy, are exposed to. These include risks relating to economic downturns, political and economic events and technological developments (such as the pirating of intellectual property, hacking and the ability to prevent hacking). Additionally, early-stage companies are inherently riskier than more developed companies. You should consider general risks as well as specific risks when deciding whether to invest.

<u>*Risks Related to the Company and its Business*</u>

The Company has a limited operating history. Our prospects must be considered in light of the uncertainties, risks, expenses, and difficulties frequently encountered by companies in their early stages of operations. We expect to incur additional net expenses over the next several years as we continue to maintain and expand our existing operations. The amount of future losses and when, if ever, we will achieve profitability are uncertain.

We may not raise sufficient funds to achieve our business objectives. We may not raise an amount sufficient for the Company to meet all of its objectives. Once we accept an investors investment funds, there will be no obligation to return their funds. Even if other Class A Units are sold, there may be insufficient funds raised through the Regulation CF offering to cover the expenses associated with the Offering or complete development and implementation of the Company's operations. The lack of sufficient funds to pay expenses and for working capital will negatively impact our ability to implement and complete our planned use of proceeds.

We require substantial further investment. The Company does not currently have revenue to fund development operations that are critical to the business plan and will remain dependent upon its ability to attract investment to generate cash and meet its financial obligations. Investment in the Company carries more risk of loss due to failure to attract future investment in comparison with companies that are less dependent upon outside investment.

Food safety and food-borne illness concerns may have an adverse effect on our business by decreasing sales and increasing costs. Food safety is our top priority, and we dedicate significant resources to ensuring that our guests enjoy safe, high-quality food products. However, even with strong preventative controls and interventions, food safety risks cannot be completely eliminated in every restaurant.

Incidents of food-borne illnesses continue to occur in the restaurant industry and may result from the failure of restaurant employees or suppliers to follow our food safety policies and procedures, or from employees or guests entering our restaurant while ill and contaminating ingredients or surfaces. Although we monitor and audit compliance with our program, we cannot guarantee that each and every food item is safely and properly maintained from the start of the supply chain through guest consumption. Any report, legitimate or rumored, of food-borne illness such as E. coli, hepatitis A, norovirus or salmonella, or other food safety issue, such as food tampering or contamination, at one of our restaurants could adversely affect our reputation and have a negative impact on our sales. In addition, instances of food-borne illness or food safety issues that occur solely at competitors' restaurants could result in negative publicity about the restaurant industry and adversely impact our sales. Social media has dramatically increased the speed with which negative publicity, including actual or perceived food safety incidents, is disseminated before there is any meaningful opportunity to investigate, respond to and address an issue. The occurrence of food-borne illnesses or food safety issues could also adversely affect the price and availability of affected ingredients, resulting in higher costs and lower margins.

All of these factors could have an adverse impact on our ability to attract and retain guests, which could in turn have a material adverse effect on our growth and profitability.

The restaurant industry is highly competitive. If we are not able to compete successfully, our business, financial condition and results of operations would be adversely affected. The restaurant industry is highly competitive with respect to taste preferences, price, food quality and selection, customer service, brand reputation, digital engagement, advertising and promotional initiatives, and the location, attractiveness and maintenance of restaurants. We also compete with non-traditional market participants, such as convenience stores, grocery stores, coffee shops, and meal kit delivery services. Competition from food delivery services, which promote a wide variety of restaurant options on their sites, also has increased in recent years, particularly during the COVID-19 pandemic. Increased competition could have an adverse effect on our sales, profitability and development plans. If consumer or dietary preferences change, if our marketing efforts are unsuccessful, or if our restaurants are unable to compete successfully with other restaurant outlets, our business could be adversely affected. If we are unable to continue to maintain our distinctiveness and compete effectively, our business, financial condition and results of operations could be adversely affected.

Increases in the costs of ingredients and other materials, including increases caused by inflation, global conflicts, the COVID-19 pandemic and climate risks, could adversely affect our results of operations. Supply chain risk could increase our costs and limit the availability of ingredients and supplies that are critical to our various restaurant operations. The markets for some of our ingredients, such as beef, avocado and other produce, are particularly volatile due to factors beyond our control such as limited sources, seasonal shifts, climate conditions, recent inflationary trends, military and geopolitical conflicts and industry demand, including as a result of animal disease outbreaks, international commodity markets, food safety concerns, product recalls and government regulation. Any such changes may negatively impact our restaurant traffic and could adversely impact sales for our subsidiaries and Company as a whole.

Loss of key management would threaten our ability to implement our business strategy. The management of future growth will require our ability to retain our CEO, Gregg Majewski. Gregg Majewski is a key person whose skills and efforts comprise a large component of our ability to implement our business plan and grow our business. If Gregg were to leave the Company, our platform and business model could be adversely affected.

Competing interests. Our CEO and Manager, Gregg Majewski, and our Manager, Hassan R. Baqar, have commitments outside of the Company and neither have a minimum time commitment to the Company. There will be times when their outside business interests require them to devote a significant amount of their time and attention to other projects, which may result in the Company not performing as well as it could, which may materially and adversely affect your investment. In addition, either may have interests that conflict with or compete with the Company.

Management owns a financial interest in the Company which could lead to potential conflicts. Management owns a significant financial interest in the Company. Potential conflicts and risks can arise in situations with concreted power and control. Decisions and actions may not be made in the best interests of all Unitholders.

Our business is subject to data security risks, including security breaches. We, or subsidiaries on our behalf, collect, process, store and transmit substantial amounts of information, including information about our customers. We take steps to protect the security and integrity of the information we collect, process, store or transmit, but there is no guarantee that inadvertent or unauthorized use or disclosure will not occur or that third parties will not gain unauthorized access to this information despite such efforts. Security breaches, computer malware, computer hacking attacks and other compromises of information security measures have become more prevalent in the business world and may occur on our systems or those of our vendors in the future. Large Internet companies and websites have from time to time disclosed sophisticated and targeted attacks on portions of their websites, and an increasing number have reported such attacks resulting in breaches of their information security. We and our third-party vendors are at risk of suffering from similar attacks and breaches. Although we take steps to maintain confidential and proprietary information on our information systems, these measures and technology may not adequately prevent security breaches and we rely on our third-party vendors to take appropriate measures to protect the security and integrity of the information on those information systems. Because techniques used to obtain unauthorized access to or to sabotage information systems change frequently and may not be known until launched against us, we may be unable to anticipate or prevent these attacks. In addition, a party who is able to illicitly obtain a customer's identification and password credentials may be able to access the customer's account and certain account data.

Any actual or suspected security breach or other compromise of our security measures, whether as a result of hacking efforts, denial-of-service attacks, viruses, malicious software, break-ins, phishing attacks, social engineering or otherwise, could harm our reputation and business, damage our brand and make it harder to retain existing customers or acquire new ones, require us to expend significant capital and other resources to address the breach, and result in a violation of applicable laws, regulations or other legal obligations. Our insurance policies may not be adequate to reimburse us for direct losses caused by any such security breach or indirect losses due to resulting customer attrition.

We rely on email and other messaging services to connect with our existing and potential customers. Our customers may be targeted by parties using fraudulent spoofing and phishing emails to misappropriate passwords, payment information or other personal information or to introduce viruses through Trojan horse programs or otherwise through our customers' computers, smartphones, tablets or other devices. Despite our efforts to mitigate the effectiveness of such malicious email campaigns through product improvements, spoofing and phishing may damage our brand and increase our costs. Any of these events or circumstances could materially adversely affect our business, financial condition and operating results.

We are subject to risks associated with payments to us from our customers and other third parties, including risks associated with fraud. Nearly all of our customers' payments are made by credit card or debit card. We currently rely on one third party vendor to provide payment processing services, including the processing of payments from credit cards and debit cards, and our business would be disrupted if this vendor becomes unwilling or unable to provide these services to us and we are unable to find a suitable replacement on a timely basis. We are also subject to payment brand operating rules, payment card industry data security standards and certification requirements, which could change or be reinterpreted to make it more difficult or impossible for us to comply. If we fail to comply with these rules or requirements, we may be subject to fines and higher transaction fees and lose our ability to accept credit and debit card payments from customers, which would make our services less convenient and attractive to our customers and likely result in a substantial reduction in revenue. We may also incur losses as a result of claims that the customer did not authorize given purchases, fraud, erroneous transmissions and customers who have closed bank accounts or have insufficient funds in their accounts to satisfy payments owed to us.

We are subject to, or voluntarily comply with, a number of other laws and regulations relating to the payments we accept from our customers and third parties, including with respect to money laundering, money transfers, privacy, and information security, and electronic fund transfers. These laws and regulations could change or be reinterpreted to make it difficult or impossible for us to comply. If we were found to be in violation of any of these applicable laws or regulations, we could be subject to civil or criminal penalties and higher transaction fees or lose our ability to accept credit and debit card payments from our customers, process electronic funds transfers or facilitate other types of online payments, which may make our services less convenient and less attractive to our customers and diminish the customer experience.

If we are unable to meet our projections for new restaurant openings, or efficiently maintain the attractiveness of our existing restaurants, our profitability could suffer. Our growth depends on our ability to open new restaurants to operate them profitably and to sell franchises. Since 2020, COVID-19 related disruptions in the global supply chain have increased the cost and decreased the availability of construction materials and restaurant equipment needed to open and operate our restaurants, which can delay the openings of new restaurants. In addition, we incur substantial startup expenses each time we open a new restaurant, and it can take up to 24 months to ramp up the sales and profitability of a new restaurant, during which time costs may be higher as we train new employees and build up a customer base. If we are unable to build the customer base that we expect or fail to overcome the higher startup expenses associated with new restaurants, our new restaurants may not be as profitable as our existing restaurants.

Our ability to open and profitably operate new restaurants also is subject to various risks, such as the identification and availability of desirable locations; the negotiation of acceptable lease terms; the need to obtain all required governmental permits (including zoning approvals and liquor licenses) and comply with other regulatory requirements; the availability of capable contractors and subcontractors; increases in the cost and decreases in the availability of labor and building material; changes in weather, natural disasters, pandemics or other acts of God that could delay construction and adversely affect guest traffic; our ability to hire and train qualified management and restaurant employees; and general economic and business conditions.

At each potential location, we compete with other restaurants and retail businesses for desirable development sites, construction contractors, management personnel, hourly employees and other resources. If we are unable to successfully manage these risks, we could face increased costs and lower than anticipated sales and earnings in future periods.

Turmoil in Markets. During the last recession, the lending and capital markets experienced considerable turmoil and many financial institutions sought federal assistance or failed. In the event of a failure of a lender, investor in the Company or counterparty to a financial contract, its obligations to the Company under a financial contract (or other commitment) to which the Company faces credit or other financial risks, might not be honored. Should a financial institution or other party fail under a financial contract (or other commitment) to which the Company faces credit or other financial risks, our ability to meet our obligations could be negatively impacted, which could materially and adversely affect us.

The transferability of the Securities an investor is buying is limited. Any securities purchased through this crowdfunding campaign are subject to SEC limitations on transfer. The exception to this rule is if an investor is transferring the securities back to the Company, to an "accredited investor," as part of an offering registered with the SEC, to a member of their family, trust created for the benefit of their family, or in connection with the investors death or divorce. In addition to the regulatory limitations, the interests in the Co-Issuer may only be transferred upon approval of the Company.

You will not be investing directly into the Company, but into a special purpose vehicle. Changes to the securities laws that went into effect March 15, 2021, permit us to use a "special purpose vehicle" or "SPV" in the Regulation CF offering. That means that an investor will invest in Craveworthy CF SPV, LLC, becoming a member of Craveworthy CF SPV, LLC, and with the money the investor pays for the SPV Interests, Craveworthy CF SPV, LLC will buy our Class A Units. A condition to using an SPV is that the SPV pass on the same economic and governance rights of the Class A Units that it holds. However, it may not always be possible to replicate those rights exactly, because the SPV is an LLC formed under Nevada law, as opposed to a Nevada corporation. This sort of arrangement has not been used for investing before, and there may be unforeseen risks and complications. You will also be relying on us, as the Manager of the SPV, to make sure the SPV complies with Nevada law and functions in accordance with securities law. The structure of the SPV is explained further in "Securities Being Offered". The SPV will terminate and distribute the securities it holds to the investor, so that they may hold them directly, in certain circumstances. Again, this has not been done before, so there may be delays, complications and unexpected risks in that process.

The auditor has included a "going concern" note in the audited financials. We may not have enough funds to sustain the business until it becomes profitable. Even if we raise funds through a crowdfunding round, we may not accurately anticipate how quickly we may use the funds and if it is sufficient to bring the business to profitability.

Involvement of our managers and companies with which they are affiliated in civil disputes and litigation or governmental investigations unrelated to our business affairs could materially impact our ability to perform our business objectives. Our Managers and companies with which they are affiliated have been, and in the future will continue to be, involved in a wide variety of business affairs, including transactions, such as sales and purchases of businesses, and ongoing operations. As a result of such involvement, our managers and the companies with which they are affiliated in past have been, currently are and may in the future continue to be, involved in civil disputes and litigation and governmental investigations relating to their business affairs. Specifically, on July 20, 2023 Case No. 2023-0737- was filed in the Court of Chancery of the State of Delaware. Sean Murray, Plaintiff v. Joseph Moglia, Kyle Cerminara, Larry Swets, Nicholas Rudd, Robert Weeks, Hassan Baqar and FG New America Investors, LLC. As of December 5, 2023 there has been no final judgment.

Given our management's extensive involvement in financial services, asset management, insurance and other regulated industries, those civil disputes, litigation and governmental investigations could involve FINRA, SEC and/or state regulatory bodies and could result in settlements where parties are named publicly. Any such claims, investigations or settlements may be detrimental to our reputation and could negatively affect our ability to perform our business objectives and may have an adverse effect on the price of our securities an investors investment in Craveworthy.

Risks Related to Governmental Approvals

We are subject to extensive government regulation, and our failure to comply with existing or increased regulations could adversely affect our business and operating results. We are subject to numerous federal, state, local and foreign laws and regulations, including those relating to:

- the preparation and sale of food;
- building and zoning requirements;
- environmental protection;
- minimum wage, overtime and other labor requirements;
- compliance with the Americans with Disabilities Act; and
- working and safety conditions.

We may become subject to legislation or regulation seeking to tax and/or regulate high-fat foods. If we fail to comply with existing or future laws and regulations, we may be subject to governmental or judicial fines or sanctions. In addition, our capital expenditures could increase due to remediation measures that may be required if we are found to be noncompliant with any of these laws or regulations.

We are also subject to a Federal Trade Commission rule and to various state and foreign laws that govern the offer and sale of franchises. Additionally, these laws regulate various aspects of the franchise relationship, including terminations and the refusal to renew franchises. The failure to comply with these laws and regulations in any jurisdiction or to obtain required government approvals could result in a ban or temporary suspension on future franchise sales, fines or other penalties or require us to make offers of rescission or restitution, any of which could adversely affect our business and operating results.

Risks Related to the Securities and the Regulation CF offering

Co-Issuer. The securities in the Regulation CF offering will be issued by both the Company and the Co-Issuer. The proceeds from the offering will be received by the Co-Issuer and invested immediately in the securities issued by the Company. The Co-Issuer will be the legal owner of the Class A Units. Investors in the Regulation CF Offering will own membership interests in the Co-Issuer. Pursuant to SEC rules, investors will receive the same economic, voting and information rights in the Class A Units as if they had invested directly with the Company.

The Company is likely to undertake an offering under Regulation A in the near future. If the Company undertakes an offering of securities in reliance on Regulation A under the Securities Act, or registers an offering under that act, it will have to disclose more information than in this report. Such information may be significantly different and investors may have made a different investment decision if they had had access to such information.

Investors will experience future dilution as a result of future equity offerings. We may in the future offer additional Class A Units or other securities convertible into or exchangeable for our Class A Units. Although no assurances can be given that we will consummate a financing, in the event we do, or in the event we sell Class A Units or other securities convertible into Class A Units in the future, additional and substantial dilution will occur. In addition, investors purchasing shares or other securities in the future could have rights superior to investors in the Regulation CF Offering. Subsequent offerings at a lower price (a "down round") could result in additional dilution.

No guarantee of return on investment. There is no assurance that a purchaser will realize a return on its investment or that it will not lose its entire investment. For this reason, each purchaser should read the Form C and all Exhibits carefully and should consult with its own attorney and business advisor prior to making any investment decision. You can't easily resell the securities. There are restrictions on how an investor can resell their securities for the next year. More importantly, there is no market for these securities, and there might never be one. There can be no assurance that the Company will ever go public or get acquired by a financial investor or another company. This means the money the investor paid for these securities could be tied up for a long time.

Voting control is in the hands of our Managers and certain members. Our appointed Managers and the Members currently holding Class B Units have voting control. Specifically, each Manager shall have one vote. The Managers shall act by the affirmative vote of a majority of the total number of votes by the Managers; provided, however, that the approval of any Major Events shall be subject to the unanimous approval of the Wildcat Managers and FG Managers, who are appointed by the Members currently holding Class B Units; further provided, that in addition to the unanimous approval of the Wildcat Managers and the FG Managers, the affirmative vote of 60% of the Members shall be required to approve any Third-Party Sale where the projected remaining distributions after application of Section 10.3(a) and Section 10.3(b) of the Operating Agreement? will be insufficient to the extent Class A Unitholders will receive aggregate distributions that are less than their Capital Accounts if distributed under Section 10.3(c) of the Operating Agreement?.

Therefore, investors will not be able to influence our policies or any other corporate matter, including the election of Managers, changes to our company's governance documents, and any merger, consolidation, sale of all or substantially all of our assets. These few people and entities make all major decisions regarding the Company. (Defined terms not otherwise defined in this risk factor are defined in the Operating Agreement attached as Exhibit A to the Form C filed on December 13, 2023).

Investors in this Regulation CF Offering have very limited rights, at best. An investor in the Regulation CF offering is an Unadmitted Assignee and will not have rights to any information or accounting of the affairs of the Company or accounting of the affairs of the Company. An Unadmitted Assignee will not have rights to inspect the books or records of the Company. An Unadmitted Assignee will not have voting rights. An Unadmitted Assignee will not have rights of a Member under the Nevada Limited Liability Company Act, as amended from time to time, or the Operating Agreement. (Defined terms not otherwise defined in this risk factor are defined in the Operating Agreement attached as Exhibit A to the Form C filed on December 13, 2023).

Managers can increase authorized capital. Our appointed Managers can increase authorized capital in their sole discretion without consent from members of the Company. Additional Units may be authorized by the unanimous vote of the Managers. Additional capital could result in substantial dilution of existing Unitholders.

Risk associated with debt. Funds may be borrowed in the future at terms that may not be beneficial to the Company. We are subject to the risks normally associated with debt, including the risk that our cash flow will be insufficient to meet required payments of principal and interest. In addition, debt creates other risks, including (i) failure to repay or refinance existing debt as it matures, which may result in forced disposition of assets on disadvantageous terms; (ii) refinancing terms less favorable than the terms of existing debt; and (iii) failure to meet required payments of principal and/or interest.

Any valuation at this stage is difficult to assess. The Regulation CF offering is a fixed price offering, which means that the offering price for the offered units and SPV Interests is fixed and will not vary based on the underlying value of our assets at any time. Our managers have determined the Offering price in their sole discretion without the input of an investment bank or other third party. The fixed offering price for the offered units and SPV Interests has not been based on appraisals of any assets we own or may own, or of our company as a whole, nor do we intend to obtain such appraisals. Therefore, the fixed offering price established for the offered units, and therefore the SPV Interests that investors are purchasing, may not be supported by the current value of our Company or our assets at any particular time.

The Offering price has been arbitrarily set by the Company. The Company has set the price of its Class A Units at $1.05 per unit. Valuations for companies at this stage are purely speculative. The Company's valuation has not been validated by any independent third party and may fall precipitously. It is a question of whether an investor, is willing to pay this price for a percentage ownership of a start-up Company. An investor should not invest if they disagree with this valuation.

Side Letters and Other Agreements. The Company, in its sole discretion, may enter into a side letter or similar agreement with one or more investors that has the effect of establishing rights under, or altering or supplementing the terms of, the Operating Agreement with respect to such investor. Investors should take into account that the Company is not required to obtain the consent of any other investor to enter into such side letters or other agreements (other than an investor whose rights as a shareholder pursuant to the Operating Agreement would be materially and adversely changed by such waiver or modification).

Investors in the Regulation CF offering may not be entitled to a jury trial with respect to claims arising under the Subscription Agreement, which could result in less favorable outcomes to the plaintiff(s) in any action under the agreement. Investors in the Regulation CF Offering will be bound by the Subscription Agreement which includes a provision under which investors waive the right to a jury trial of any claim they may have against the Company arising out of or relating to the agreements, including any claims made under the federal securities laws. By signing these agreements, the investor warrants that the investor has reviewed this waiver with his or her legal counsel, and knowingly and voluntarily waives the investor's jury trial rights following consultation with the investor's legal counsel.

If we opposed a jury trial demand based on the waiver, a court would determine whether the waiver was enforceable based on the facts and circumstances of that case in accordance with the applicable state and federal law. To our knowledge, the enforceability of a contractual pre-dispute jury trial waiver in connection with claims arising under the federal securities laws has not been finally adjudicated by a federal court. However, we believe that a contractual pre-dispute jury trial waiver provision is generally enforceable, including under the laws of the State of Nevada, which governs the agreements, by a federal or state court in the State of Nevada. In determining whether to enforce a contractual pre-dispute jury trial waiver provision, courts will generally consider whether the visibility of the jury trial waiver provision within the agreement is sufficiently prominent such that a party knowingly, intelligently and voluntarily waived the right to a jury trial. We believe that this is the case with respect to the Subscription Agreement. You should consult legal counsel regarding the jury waiver provision before entering into the Subscription Agreement.

If an investor brings a claim against the Company in connection with matters arising under any of the agreements, including claims under the federal securities laws, an investor may not be entitled to a jury trial with respect to those claims, which may have the effect of limiting and discouraging lawsuits against the Company. If a lawsuit is brought against the Company under any of the agreements, it may be heard only by a judge or justice of the applicable trial court, which would be conducted according to different civil procedures and may result in different outcomes than a trial by jury would have had, including results that could be less favorable to the plaintiff(s) in such an action.

Nevertheless, if the relevant jury trial waiver provision is not permitted by applicable law, an action could proceed under the terms of any of the agreements with a jury trial. No condition, stipulation or provision of the Subscription Agreement serves as a waiver by any holder of the Company's securities or by the Company of compliance with any substantive provision of the federal securities laws and the rules and regulations promulgated under those laws.

In addition, when the shares are transferred, the transferee is required to agree to all the same conditions, obligations and restrictions applicable to the shares or to the transferor with regard to ownership of the shares, that were in effect immediately prior to the transfer of the shares, including but not limited to the Subscription Agreement.

The Subscription Agreement has forum selection provisions that require disputes be resolved in state or federal courts in the State of Nevada, regardless of convenience or cost to the investor. In order to invest in the Regulation CF Offering, investors agree to resolve disputes arising under the Subscription Agreement in state or federal courts located in the State of Nevada, for the purpose of any suit, action or other proceeding arising out of or based upon any of the agreements. Section 22 of the Securities Act creates concurrent jurisdiction for federal and state courts over all suits brought to enforce any duty or liability created by the Securities Act or the rules and regulations thereunder. We believe that the exclusive forum provisions apply to claims arising under the Securities Act, but there is uncertainty as to whether a court would enforce such provisions in this context. You will not be deemed to have waived the Company's compliance with the federal securities laws and the rules and regulations thereunder. These forum selection provisions may limit an investors ability to obtain a favorable judicial forum for disputes with us.   Alternatively, if a court were to find these provisions inapplicable to, or unenforceable in an action, we may incur additional costs associated with resolving such matters in other jurisdictions, which could adversely affect our business, financial condition or results of operations.

REGULATORY INFORMATION

Annual Reports

The Company is required to file a report electronically with the SEC annually and post the report on its website no later than 120 days after its fiscal year end (December 31). Once posted, the annual report may be found on the Company's website at [www.craveworthybrands.com/investorrelations

The Company must continue to comply with the ongoing reporting requirements until:

(1)   it is required to file reports under Section 13(a) or Section 15(d) of the Exchange Act;

(2)   it has filed at least one annual report pursuant to Regulation Crowdfunding and has fewer than three hundred holders of record and has total assets that do not exceed $10,000,000;

(3)   it has filed at least three annual reports pursuant to Regulation Crowdfunding;

(4)   it or another party repurchases all of the securities issued in reliance on Section 4(a)(6) of the Securities Act, including any payment in full of debt securities or any complete redemption of redeemable securities; or

(5)   it liquidates or dissolves its business in accordance with state law.

Relaxed Ongoing Reporting Requirements

If we become a public reporting company in the future, we will be required to publicly report on an ongoing basis as an "emerging growth company" (as defined in the Jumpstart Our Business Startups Act of 2012, which we refer to as the JOBS Act) under the reporting rules set forth under the Exchange Act. For so long as we remain an "emerging growth company", we may take advantage of certain exemptions from various reporting requirements that are applicable to other Exchange Act reporting companies that are not "emerging growth companies", including but not limited to:

- not being required to comply with the auditor attestation requirements of Section 404 of the Sarbanes-Oxley Act;

- taking advantage of extensions of time to comply with certain new or revised financial accounting standards;

- being permitted to comply with reduced disclosure obligations regarding executive compensation in our periodic reports and proxy statements; and

- being exempt from the requirement to hold a non-binding advisory vote on executive compensation and stockholder approval of any golden parachute payments not previously approved.

If we become a public reporting company in the future, we expect to take advantage of these reporting exemptions until we are no longer an emerging growth company. We would remain an "emerging growth company" for up to five years, although if the market value of our Common Stock that is held by non-affiliates exceeds $700 million as of any June 30 before that time, we would cease to be an "emerging growth company" as of the following December 31.

If we do not become a public reporting company under the Exchange Act for any reason, we will be required to publicly report on an ongoing basis under the reporting rules set forth in Regulation A for Tier 2 issuers. The ongoing reporting requirements under Regulation A are more relaxed than for "emerging growth companies" under the Exchange Act. The differences include, but are not limited to, being required to file only annual and semiannual reports, rather than annual and quarterly reports. Annual reports are due within 120 calendar days after the end of the issuer's fiscal year, and semiannual reports are due within 90 calendar days after the end of the first six months of the issuer's fiscal year.

In either case, we will be subject to ongoing public reporting requirements that are less rigorous than Exchange Act rules for companies that are not "emerging growth companies", and our stockholders could receive less information than they might expect to receive from more mature public companies.

Compliance Failure

Neither the Company nor the Crowdfunding SPV has not previously failed to comply with the requirements of Regulation Crowdfunding.

FINANCIAL STATEMENTS

I, Gregg Majewski certify that the financial statements of Craveworthy, LLC included in this report are true and complete in all material respects.

Date: May 1, 2024

By*: /s/ Gregg Majewski*
Name: Gregg Majewski
Title: Manager of Craveworthy,
LLC

<center>**SIGNATURES**</center>

Pursuant to the requirements of Regulation Crowdfunding, the issuer has duly caused this report to be signed on its behalf by the undersigned, thereunto duly authorized.

<center>**CRAVEWORTHY, LLC**</center>

Date: May 1, 2024 By: */s/ Gregg Majewski*

Gregg Majewski

Manager

Pursuant to the requirements of Regulation Crowdfunding, this report has been signed below by the following persons on behalf of the issuer and in the capacities and on the dates indicated.

Date: May 1, 2024 By: */s/ Gregg Majewski*

Gregg Majewski

Manager, principal executive officer, principal financial officer, principal accounting officer and

CRAVEWORTHY LLC
CONSOLIDATED FINANCIAL STATEMENTS
JANUARY 2, 2024 (Internally prepared) AND JANUARY 3, 2023

Self-Certification of Financials

I, Gregg Majewski, being the Manager of Craveworhy, LLC. a Limited Liability Company, hereby certify that as of this Form C filing date that:

1. (i) the accompanying unaudited financial statements of the Company, which comprise the balance sheet as of January 2, 2024 and January 3, 2023 and the related statements of income (deficit), and cash flows for the years ended January 2, 2024 and January 3, 2023, and the related noted to said financial statements (collectively, the "Financial Statement"), are true and complete in all material respects and prepared in accordance with GAAP.

_____

(Signature)

Gregg Majewski

_____

(Name)

CEO/Manager

_____

(Title)

April 29, 2024

_____

(Date)

CRAVEWORTHY LLC
CONSOLIDATED BALANCE SHEETS

ASSETS

	PERIOD ENDED	
	JANUARY 2,2024	JANUARY 3, 2023
Current Assets		
Cash and cash equivalent	$ 304,384	$ —
Accounts receivable	478,991	—
ERC receivable	1,670,114	—
Due from other	410,329	—
Inventory	771,286	—
Due from related party	1,790,590	—
Prepaid Expenses	719,985	—
Prepaid Insurance	333,078	—
Note Receivable	35,783	—
Total Current Assets	6,514,540	—
Right of use assets, operating lease	32,768,420	—
Fixed Assets, net of accumulated depreciation	4,209,583	—
Intangible, net of accumulated amortization	13,102,624	—
Construction in progress	535,732	—
Security Deposits	273,076	—
Other Assets	233,072	—
Total Assets	$ 57,637,047	$ —

LIABILITIES AND MEMBERS' EQUITY (DEFICIT)

Current Liabilities		
Accounts payable & accrued expenses	$ 14,011,235	$ 1,798
Other Current Liability	81,038	—
Deferred Taxes	171,801	—
Sales tax payable	1,624,238	—
Gift card liability	1,222,893	—
Notes Payable, short-term	2,782,439	—
ROU Liability - Operating Lease, current portion	5,100,996	—
Total Current Liabilities	24,994,641	1,798
ROU Liability - Operating Lease	28,274,990	—
Contract Liability	387,666	—
Loan Payable	4,894,748	—
Other Long-term Liabilities	86,981	—
Members' Equity (Deficit)	(1,001,979)	(1,798)
Total Liab and Members' Equity (Deficit)	$ 57,637,047	$ —

See notes to financial statements

CRAVEWORTHY LLC
CONSOLIDATED STATEMENTS OF OPERATIONS AND MEMBERS' EQUITY (DEFICIT)

	PERIOD ENDED	
	JANUARY 2, 2024	JANUARY 3, 2023
Revenues		
Sales	$ 21,593,648	$ —
Franchise Fee	181,865	—
Royalty Income	910,323	—
Marketing Income	580,746	—
Rebate income	212,006	—
Other franchise revenue	45,397	—
Total Revenue	23,523,985	—
Cost of goods sold	6,902,051	—
Gross Profit	16,621,934	—
Operating Expenses	24,227,657	1,798
Income (loss) from operations	(7,605,723)	(1,798)
Other Income & (Expenses)		
Loss on disposal of assets	(365,793)	—
Net Income (loss)	(7,971,516)	(1,798)
Members' Equity (Deficit) – Beginning	(1,798)	—
Members' Contributions (Distributions)	6,971,335	—
Members' Equity (Deficit) – Ending	$ (1,001,979)	$ (1,798)

See notes to financial statements

CRAVEWORTHY LLC
CONSOLIDATED STATEMENTS OF CASH FLOW

| | PERIOD ENDED | |
	JANUARY 2, 2024	JANUARY 3, 2023
Cash Flows from Operating Activities:		
Net Income (loss)	$ (7,971,516)	$ (1,798)
Depreciation		
Adjustments to reconcile net income (loss) to		
net cash provided by operating activities:		
Changes in operating assets and liabilities:		
Accounts receivable	(478,991)	—
ERC receivable	(1,670,114)	—
Due from other	(410,329)	—
Inventory	(771,286)	—
Due from related party	(1,790,590)	—
Prepaid Expenses	(719,985)	—
Prepaid Insurance	(333,078)	—
Security Deposits	(273,076)	—
Other Assets	(233,072)	
Accounts payable and accrued expenses	14,009,437	1,798
Other current liability	81,038	—
Deferred taxes	171,801	—
Sales tax payable	1,624,238	—
Gift card liability	1,222,893	—
Other long-term liability	86,981	—
Contract liability	387,666	—
	10,903,534	1,798
Cash Flows (Used) By financing Activities:		
Loan Payable	4,894,748	—
Note receivable	(35,783)	—
Note Payable	2,782,439	—
Right of use Liability, operating lease	33,375,986	—
	41,017,390	—
Cash Flows (Used) By Investing Activities:		
Right of use assets, operating lease	(32,768,420)	—
Fixed asset acquisition	(4,209,583)	—
Intangible asset acquisition	(13,102,624)	—
Construction in Progress	(535,732)	—
Members' contributions (distributions)	6,971,335	—
	(43,645,024)	—
Net Increase in Cash	304,384	—
Cash - Beginning of Year	—	—
Cash - End of Year	$ 304,384	$ —

CRAVEWORTHY LLC

See notes to financial statements

NOTES TO FINANCIAL STATEMENTS

___

1. THE COMPANY

Craveworthy LLC is a Nevada limited liability company formed in December 2022 as a holding company to acquire and own restaurant franchising and operating companies. Wholly-owned subsidiaries include: Grill Group 2017, LLC (which wholly-owns Grill Operations 2017, LLC and Genghis Grill Franchise LLC), DK Group 2008, Inc. (which wholly-owns Mongolian Operating Company, LLC, BD's Mongolian Grill Franchise LLC, and DK Flat Top Grill, LLC), The Budlong Franchise LLC, The Budlong Franchise Nevada LLC, Krafted Burgers Franchise LLC, WIO Franchising LLC, WIO Ops LLC, and The Lucky Cat Poke Company LLC. Craveworthy LLC also owns 50% of Soom Soom Franchising LLC.

In January 2023, 3 entities, Krafted Burgers Franchise LLC, The Budlong Franchise LLC and The Lucky Cat Poke Company LLC, in a series of transactions, all contributed their equity to Craveworthy LLC. Also in January 2023, WIO Franchising LLC contributed their equity in Craveworthy LLC.

On August 1, 2023, Genghis Grill Franchise Concepts, LP assigned all of its assets and liabilities to Genghis Grill Franchise LLC, a newly-formed Nevada limited liability company. Genghis Grill Franchise Concepts, LP was subsequently dissolved. Genghis Grill Franchise LLC is a wholly-owned subsidiary of Grill Group 2017, LLC, a Texas limited liability company. Grill Group 2017, LLC is a wholly-owned subsidiary of Craveworthy LLC.

On August 1, 2023, Mongolian Management and Investment Company, LLC assigned all of its assets and liabilities to BD Mongolian Grill Franchise LLC, a newly-formed Nevada limited liability company. Mongolian Management and Investment Company, LLC was subsequently dissolved. BDs Mongolian Grill Franchise LLC is a wholly-owned subsidiary of DK Group 2008, Inc., a Delaware corporation. DK Group 2008, Inc. is a wholly-owned subsidiary of Craveworthy LLC.

On August 1, 2023, First Horizon Bank agreed to a modification of its existing Loan Agreement in connection with the restructuring and acquisition of the subsidiaries of Mongolian Concepts, LLC by Craveworthy LLC. The loan was modified with similar terms and securitization as its previous agreement.

In late 2023, the company acquired a 50% share of Soom Soom Franchising LLC (no financial activity has been recorded for this transaction).

During the course of 2023 the company raised $337,500 from its Reg D fundraising efforts issuing a total of 168,750 shares in the company

2. SUMMARY OF SIGNIFICANT ACCOUNTING POLICIES

Basis of Accounting - The accompanying consolidated financial statements have been prepared on an accrual basis of accounting in conformity with accounting principles generally accepted in the United States of America. Under the accrual method, revenues are recognized when earned and expenses are recognized when a liability is incurred, without regard to disbursement of cash. The Company operates on a 13, 4 week period fiscal year.

2. **SUMMARY OF SIGNIFICANT ACCOUNTING POLICIES (cont'd)**

Concentration of Credit Risk - Financial instruments that potentially expose the Company to concentration of credit risk primarily consist of cash and cash equivalents. The balances in the Company's cash accounts did not exceed the Federal Deposit Insurance Company's (FDIC) insurance limit of $250,000. The Company maintains its cash and cash equivalents with accredited financial institutions.

Use of Estimates - The preparation of financial statements requires management to make estimates and assumptions that affect the reported amounts of assets and liabilities and the disclosure of contingent assets and liabilities at the date of the financial statements and the reported amounts of revenues and expenses during the reporting period. Actual results could differ from those estimates.

Taxes on Income - The Company's entity was organized as a limited liability company. Accordingly, under the internal revenue code, all taxable income or loss flows through to its members'. Therefore, no income tax expense or liability is recorded in the accompanying financial statements.

Fixed Assets - Fixed assets are stated at cost. Depreciation is provided by utilizing the straight-line method over an estimated useful life of 5 to 39 years.

Inventory - Inventory-The Company values the inventory at the lower of cost and market. The company periodically reviews the value of items in inventory and provides spoilage of inventory based on its assessment.

3. **LEASE COMMITMENTS**

In November 2021, the FASB issued ASU 2021-09 (Leases (Topic842) Discount Rate for Lessees that are not Public Entities). For entities that have adopted Topic 842 as of November 11, 2021, the amendments in this Update are effective for fiscal years beginning after December 15, 2021 and interim periods within fiscal years beginning after December 15, 2022. The Company adopted ASU 2016-02 in January 2022.

The Company has assessed the impact of the adoption of ASU 2021-09 on its statement of financial condition, the impact has been summarized by entity as shown below as of January 2, 2024:

	DK FLAT TOP GRILL, LLC	GRILL OPERATIONS 2017, LLC	MONGOLIAN OPERATING COMPANY, LLC	The Budlong Franchise LLC	Krafted Burgers Franchise LLC	WIO Ops LLC	Consolidated
Wtd avg lease term	4.43 years	11.92 years	5.17 years	6.31 years	7.24 years	9.65 years	9.64 years
Wtd avg discount rate	1.54%	1.81%	1.58%	3.83%	1.67%	4.23%	1.97%
ROU asset value	2,674,453	20,605,416	5,021,952	2,354,870	1,127,919	983,810	32,768,420
Current Lease Liability	681,477	2,630,798	1,175,314	366,811	172,820	73,777	5,100,997
Long-term Lease Liability	2,218,582	18,189,651	4,028,007	1,971,317	958,350	909,082	28,274,989

4. **ERC RECEIVABLE**

The Employee Retention Credit (ERC) – sometimes called the Employee Retention Tax Credit or ERTC – is a refundable tax credit for businesses and tax-exempt organizations. The ERTC is a refundable credit that

_____

4   ERC RECEIVABLE (cont'd)

businesses can claim on qualified wages, including certain health insurance costs, paid to employees. Per CARES act of 2020, employers who qualify the credit can be claimed against 50 percent of qualified wages paid, up to $10,000 per employee annually for wages paid between March 13 and Dec. 31, 2020. As per American Rescue Plan Act of 2021 The credit remains at 70% of qualified wages up to a $10,000 limit per quarter so a maximum of $7,000 per employee per quarter. So, an employer could claim $7,000 per quarter per employee through the first three quarters of 2021 after the passage of the Infrastructure Investment and Jobs Act changed the end date of the program for most businesses. However, Recovery Startup Businesses were eligible through the end of 2021. They could be eligible to take a credit of up to $50,000 for the third and fourth quarters of 2021. The Company has ERC receivable of $1,670,114 as of January 2, 2024.

5.   LOAN PAYABLE

On October 26, 2021, DK Flat Top Grill, LLC entered a SBA loan agreement in the amount of $500,000. The loan was secured by assets of the Company and payable in installments of $2,575.00 including interest at 3.75%. Final payments are due October 2051. The balance of loan at January 2, 2024 is $509,900.

On August 31, 2021, Mongolian Concepts, LLC entered a loan agreement in the amount of $5,800,000. The loan was secured by assets of the Company and payable in installments of $69,048.00 plus interest at Wall Street Journal published prime rate "prime" plus 2.00% through August 31, 2023 and on after September 1, 2023 at prime plus 3.00%. Final payments are due August 31, 2024. The balance of loan at January 2, 2024 is $4,142,828.

6.   REVENUE RECOGNITION

The Company will record revenue in accordance Accounting Standards Board ("FASB") and Accounting Standards Update ("ASU") No. 2014-09, Revenue from Contracts with Customers (Topic 606). The transaction price attributable to performance obligations will be recognized as the performance obligations are satisfied. The portion of the franchise fee, if any, that is not attributable to a distinct performance obligation will be amortized over the life of the related franchise agreements. Commissions paid for franchises will be amortized over the life of the franchise agreement.

7.   RELATED PARTY TRANSACTIONS

The Company periodically advances funds to its related parties. These advances are due upon demand and do not bear interest. At January 2, 2024 and January 3, 2023 the amount due from a related party totaled $1,790,590 and $2,013,978, respectively.

In addition, on October 17, 2023, Craveworthy LLC secured funding of $1,711,787.45 from a related party, FG Financial Group, Inc. This amount represents both refinanced notes funded between March and June 2023 ($1,150,000 principal and $61,787.45 accrued interest) plus an incremental funding of $500,000. The note carries an interest rate of 15%, 5% which is due in

7   RELATED PARTY TRANSACTIONS (cont'd)

between March and June 2023 ($1,150,000 principal and $61,787.45 accrued interest) plus an incremental funding of $500,000. The note carries an interest rate of 15%, 5% which is due in cash each quarter and 10% of which is accrued. The loan plus accrued interest is convertible to equity at maturity. This was amended on December 8, 2023 to include an additional funding of $500,000. Note the total debt amount of $2,211,787.45 is subordinate to working capital funding of $208,435.88 provided previously by Wildcat Investments, LLC, a related party.

8.   SUBSEQUENT EVENTS

The Company evaluates events that have occurred after the balance sheet date but before the financial statements are issued. In January 2024, the company acquired a minority position in Dirty Dough Franchising LLC which operates and franchises retail bakeries. The subsequent events were evaluated through April 25, 2024, the date of financial statement preparation. The company has also commenced a REG CF raise in 2023 and has raised and taken an investment totaling $370,053.60 during 2024. The company has also raised an additional $250,000 from its Reg D offering during 2024.

CRAVEWORTHY CF SPV LLC
CONSOLIDATED FINANCIAL STATEMENTS
JANUARY 2, 2024 (Internally prepared) AND NOVEMBER 29, 2023

Self-Certification of Financials

I, Gregg Majewski, being the Manager of Craveworhy CF SPV, LLC. a Limited Liability Company, hereby certify that as of this Form C filing date that:

1. (i) the accompanying unaudited financial statements of the Company, which comprise the balance sheet as of January 2, 2024 and November 29, 2023 and the related statements of income (deficit), and cash flows for the years ended January 2, 2024 and November 29, 2023, and the related noted to said financial statements (collectively, the "Financial Statement"), are true and complete in all material respects and prepared in accordance with GAAP.

_____

(Signature)

Gregg Majewski

_____

(Name)

Manager

_____

 (Title)

April 29, 2024

_____

(Date)

CRAVEWORTHY CF SPV, LLC
CONSOLIDATED BALANCE SHEETS

<u>**ASSETS**</u>

	PERIOD ENDED	
	<u>JANUARY 2,2024</u>	<u>NOVEMBER 29, 2023</u>
Current Assets	$ —	$ —
Total Assets	$ —	$ —

<u>**LIABILITIES AND MEMBERS' EQUITY (DEFICIT)**</u>

Current Liabilities	$ —	$ —
Members' Equity (Deficit)	—	—
Total Liab and Members' Equity (Deficit)	$ —	$ —

See notes to financial statements

CRAVEWORTHY LLC
NOTES TO FINANCIAL STATEMENTS

___

1. THE COMPANY

Craveworthy CF SPV, LLC (the "Company") was formed on November 29, 2023, under the laws of the State of Nevada. The Company will undertake the limited purpose of acquiring, holding, and disposing of securities issued by Craveworthy LLC. The Company is headquartered in South Elgin, IL. The Company's manager is Craveworthy LLC.

2. SUMMARY OF SIGNIFICANT ACCOUNTING POLICIES

Basis of Accounting - The accompanying consolidated financial statements have been prepared on an accrual basis of accounting in conformity with accounting principles generally accepted in the United States of America. Under the accrual method, revenues are recognized when earned and expenses are recognized when a liability is incurred, without regard to disbursement of cash. The Company operates on a 13, 4 week period fiscal year.

Concentration of Credit Risk - Financial instruments that potentially expose the Company to concentration of credit risk primarily consist of cash and cash equivalents. The balances in the Company's cash accounts did not exceed the Federal Deposit Insurance Company's (FDIC) insurance limit of $250,000. The Company maintains its cash and cash equivalents with accredited financial institutions.

Use of Estimates - The preparation of financial statements requires management to make estimates and assumptions that affect the reported amounts of assets and liabilities and the disclosure of contingent assets and liabilities at the date of the financial statements and the reported amounts of revenues and expenses during the reporting period. Actual results could differ from those estimates.

Taxes on Income - The Company's entity was organized as a limited liability company. Accordingly, under the internal revenue code, all taxable income or loss flows through to its members'. Therefore, no income tax expense or liability is recorded in the accompanying financial statements.

3. SUBSEQUENT EVENTS

The Company evaluates events that have occurred after the balance sheet date but before the financial statements are issued.

In January 2024, the company raised and distributed $311,743.95 to Craveworthy LLC.

In February 2024, the company raised and distributed $58,309.65 to Craveworthy LLC.

The subsequent events were evaluated through April 25, 2024, the date of financial statement preparation.